Filed Pursuant to Rule 253(g)(2)

File No. 024-12206

REGULATION A OFFERING CIRCULAR

DATED FEBRUARY 24, 2026

FORM 1-A POS

WORTHY PROPERTY BONDS 2, INC.

WORTHY PROPERTY 2 BONDS

MAXIMUM OFFERING AMOUNT: $75,000,000

MINIMUM OFFERING AMOUNT: $0

Worthy Property Bonds 2, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) is offering up to $75,000,000 (“Maximum Offering Amount”) of our “Worthy Property 2 Bonds” on a best efforts basis in increments of $10.00, of which $51,910,862 of Worthy Property 2 Bonds have already been sold by the Company as of December 31, 2025. Of such Maximum Offering Amount, we are offering up to (i) $74,872,720 of our Worthy Property 2 Bonds for cash; (ii) $125,000 of our Worthy Property 2 Bonds as rewards under our Worthy Property Bond 2 Referral Program (as described below) for eligible referrals (not for cash); and (iii) $2,280 of Worthy Property 2, Bonds which have already been issued under our Worthy Property 2 Bond Reward Program (not for cash) (which program was terminated by the Company on December 31, 2024) and are not being offered pursuant to this offering. As of December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 11,790 Worthy Property 2 Bonds. For more information on the terms of Worthy Property 2 Bonds being offered, please see “The Offering” beginning on page 11 of this offering circular.

The Worthy Property 2 Bonds described in this offering circular will be offered and sold on a continuous basis directly through the Worthy Websites at www.worthypropertybonds.com or www.worthybonds.com or though the Worthy App which may be downloaded for free from the Apple Store or from Google Play. The aggregate initial offering price of the Worthy Property 2 Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Worthy Property 2 Bonds that need to be sold as a condition of closing this offering. This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering.

We have created the Worthy Property Bond 2 Referral Program (“Bond Referral Program”) to provide (i) investors (each a “Referrer”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Each eligible Referrer and Referee will be entitled to receive an award of one Worthy Property 2 Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property 2 Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property 2 Bonds. Referees under the Referral Program need only open an account with the Company on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order to be eligible to receive a Referral Bond. Referees are not required to purchase a Worthy Property 2 Bond in order to be eligible to received a Referral Bond. Referral Bonds will be fulfilled through Worthy Property 2 Bonds issued under the offering statement of which this offering circular forms a part. Once the Company has issued $125,000 of Referral Bonds, the Worthy Property Bonds 2 Referral Program will be closed. As of December 31, 2025, the Company has $117,900 of Referral Bonds available under the program. For more information on the terms and conditions of Worthy Property Bond 2 Referral Program, please see “Plan of Distribution – Worthy Property Bond 2 Referral Program” on page 55 of this offering circular.

The offering will include $125,000 of Worthy Property 2 Bonds for the Bond Referral Program. As of December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 11,790 Worthy Property 2 Bonds.

To the extent that the Company’s officers and directors make any communications in connection with this offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer. See “Plan of Distribution” in this offering circular.

The approximate date of the commencement of the proposed sales or awards to the public of the Worthy Property 2 Bonds will be within two calendar days from the date on which the offering is qualified by the Securities and Exchange Commission (the “SEC”) and on a continuous basis thereafter until the maximum number of Worthy Property 2 Bonds offered hereby is sold or awarded. The minimum purchase is $10.00 and funds received will not be placed in escrow and will be immediately available to us. All offering expenses will be borne by us and will be paid out of the proceeds of this offering. The termination of the offering will occur on the earlier of (i) the date that subscriptions for and rewards of the Worthy Property 2 Bonds offered hereby equal $75,000,000 (ii) June 21, 2026, the 3 year anniversary of the date of qualification, or (iii) an earlier date determined by the Company in its sole discretion. The offering of Worthy Property 2 Bonds for cash could terminate prior to the Bond Referral Program if we have sold all of the Worthy Property 2 Bonds but have not issued all of the Worthy Property 2 Bonds in the Bond Referral Program. The Bond Referral Program offering could terminate prior to the offering of Worthy Property 2 Bonds for cash if all of the Worthy Property 2 Bonds offered in the Bond Referral Program offering have been awarded but not all of the Worthy Property 2 Bonds for cash have sold. If one of these offerings has closed but the other offering is ongoing, we will inform investors by filing a supplement to this offering circular with the SEC.

No public market has developed nor is expected to develop for Worthy Property 2 Bonds, and we do not intend to list Worthy Property 2 Bonds on a national securities exchange or interdealer quotational system.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 15 of this offering circular about the risks you should consider before investing.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” and, as such, have elected to comply with certain reduced public company reporting requirements. See “Offering Summary—Emerging Growth Company Status.”

	Price to Public	Selling Agent Commissions	Proceeds, Before Expenses, to Worthy Property Bonds 2, Inc. (1)
Per Worthy Property Bond	$10.00	$0	$10.00
Total(2)	$74,872,720	$0	$74,872,720

(1)	The Company expects that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering.

(2)	Assumes that the maximum aggregate offering amount of $74,872,720 in cash proceeds is received by us.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”); HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

We believe that we fall within the exception of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act of 1940. Section 3(c)(5)(C) provides an exemption for a company that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. If for any reason we fail to meet the requirements of the exemption provided by Section 3(c)(5)(C) we will be required to register as an investment company, which could materially and adversely affect our proposed plan of business. See “Risks Related to Being Deemed an Investment Company under the Investment Company Act” under the “Risk Factors” section on page 15 of this offering circular.

Our principal office is located at 11175 Cicero Dr., Suite 100, Alpharetta, GA 30022, and our phone number is (678) 646-6791. Our corporate website address is located at worthypropertybonds.com and www.worthybonds.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this offering circular.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering circular is following the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Amendment is February 24, 2026

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Worthy Property 2 Bonds will only be offered for sale in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this offering circular.

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Unless the context otherwise indicates, when used in this offering circular, the terms “the Company,” “we,” “us,” “our” and similar terms refer to Worthy Property Bonds 2, Inc., a Florida corporation, and our wholly-owned subsidiary Worthy Lending VI, LLC, a Delaware limited liability company, which we refer to as “Worthy Lending VI.” We use a twelve-month fiscal year ending on March 31st. In a twelve-month fiscal year, each quarter includes three-months of operations; the first, second, third and fourth quarters end on June 30th, September 30th, December 31st, and March 31st respectively.

The information contained on, or accessible through, the websites at www.worthypropertybonds.com and www.worthybonds.com are not part of, and is not incorporated by reference in, this offering circular.

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THIRD PARTY DATA

Certain data included in this offering circular is derived from information provided by third-parties that we believe to be reliable. The discussions contained in this offering circular relating to such information is taken from third-party sources that the Company believes to be reliable and reasonable, and that the factual information is fair and accurate. Certain data is also based on our good faith estimates which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any material misstatements regarding any market, industry or similar data presented herein, such data was derived from third party sources and reliance on such data involves risks and uncertainties.

TRADEMARKS AND COPYRIGHTS

We own or have applied for rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect our business. This offering circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this offering circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this offering circular are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This offering circular contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the headings “Offering Circular Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

You should read thoroughly this offering circular and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this offering circular. Other sections of this offering circular include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this offering circular, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Worthy Property 2 Bonds are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Worthy Property 2 Bonds offered hereby are offered and sold only to “qualified purchasers” or at a time when our Worthy Property 2 Bonds are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Worthy Property 2 Bonds does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has a net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	had earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and has a reasonable expectation of reaching the same income level in the current year; or

3.	is holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.	is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

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OFFERING CIRCULAR SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this offering circular. Because it is only a summary, it does not contain all the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this offering circular. Before you decide to invest in our securities, you should read the entire offering circular carefully, including “Risk Factors” beginning on page15 and our financial statements and the accompanying notes included in this offering circular.

Overview

On February 3, 2023, the Company was formed as a Florida corporation and issued 100 shares of its $0.001 per share par value common stock in exchange for $5,000 to Worthy Financial, Inc. (“WFI”). WFI is the sole shareholder of the Company’s common stock. On December 11, 2023, Worthy Wealth, Inc. (“WWI”) executed a stock purchase agreement, as amended (the “SPA”) to purchase from WFI all of the issued and outstanding equity of the Company and our affiliate, Worthy Property Bonds 2, Inc., a Florida corporation (“WPB2”), as well as their two wholly-owned subsidiaries, Worthy Lending V, LLC, a Delaware limited liability company and a subsidiary of the Company (“Worthy Lending V”) and Worthy Lending VI, LLC, a Delaware limited liability company and a subsidiary of WPB2 (“Worthy Lending VI”) (the “Acquisition”). The Acquisition, and all related transaction documents, were terminated by the Company on February 4, 2026.

We are an early stage company, which, through our wholly owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”), a Delaware limited liability company, plans to implement our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates. The proceeds from the sale of Worthy Property 2 Bonds in this offering will provide the capital for these activities.

The Worthy Property 2 Bonds:

●	are priced at $10.00 each;
●	represent a full and unconditional obligation of our Company;
●	bore interest at 7% APY until January 1, 2026, at which time it was reduced to 6.5% APY. For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Worthy accounts;
●	depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular); and;
●	are subject to repayment at any time at the demand of the holder, subject to liquidity;
●	are subject to redemption by us at any time;
●	are not payment dependent on any underlying real estate loans or investments;
●	are transferable; and
●	are unsecured.

For more information on the terms of Worthy Property 2 Bonds being offered, please see “Description of the Worthy Property 2 Bonds” beginning on page 49 of this offering circular.

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Up to (i) 7,487,272 of our Worthy Property 2 Bonds, with an aggregate principal amount of $74,872,720, will be offered for cash; (ii) up to 12,500 of our Worthy Property 2 Bonds, with an aggregate principal amount of $125,000, will be offered as rewards under our Worthy Property Bond 2 Referral Program (as described below) for eligible referrals (not for cash); and (iii) 228 of our Worthy Property 2 Bonds with an aggregate principal amount of $2,280 ) which have already been issued under our Worthy Property 2 Bond Reward Program (not for cash) (which program was terminated by the Company on December 31, 2024) and are not being offered pursuant to this offering. $51,910,862 of Worthy Property 2 Bonds have already been sold by the Company as of December 31, 2025. As of December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 11,790 Worthy Property 2 Bonds.

Except as otherwise provided herein, the Worthy Property 2 Bonds are subject to repayment at the demand of bond holders at any time. Subject to liquidity, the bond holder has the right to cause the Company to repay the bond upon five (5) days’ notice and the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five (5) business days; provided, however, if the bond holder requests a repayment of Worthy Property 2 Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such bond holder within thirty (30) days of the request for such repayment.

The Company has created the Worthy Property Bond 2 Referral Program (“Bond Referral Program”) to provide (i) investors (each a “Referrer”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Referees under the Referral Program need only open an account with the Company on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order to be eligible to receive a Referral Bond. Referees are not required to purchase a Worthy Property 2 Bond in order to be eligible to received a Referral Bond. Each eligible Referrer and eligible Referree will be entitled to receive an award of one Worthy Property 2 Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property 2 Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property 2 Bonds. Referral Bonds will be fulfilled through Worthy Property 2 Bonds issued under the offering statement of which this Offering Circular forms a part. Once the Company has issued $125,000 of Referral Bonds, the Worthy Property Bonds 2 Referral Program will be closed. “Plan of Distribution – Worthy Property Bond 2 Referral Program” on page 55 of this offering circular.

The offering will include $125,000 of Worthy Property 2 Bonds for the Bond Referral Program. As December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 11,790 Worthy Property 2 Bonds.

The termination of the offering will occur on the earlier of (i) the date that subscriptions for and rewards of the Worthy Property 2 Bonds offered hereby equal $75,000,000, (ii) June 21, 2026, the 3 year anniversary of the date of qualification, or (iii) an earlier date determined by the Company in its sole discretion. We reserve the right to terminate this offering for any reason at any time. The offering of Worthy Property 2 Bonds for cash could terminate prior to the Bond Referral Program offering if we have sold all of the Worthy Property 2 Bonds but have not issued all of the Worthy Property 2 Bonds in the Bond Referral Program offering. The Bond Referral Program offering could terminate prior to the offering of Worthy Property 2 Bonds for cash if all of the Worthy Property 2 Bonds offered in the Bond Referral Program offering have been awarded but not all of the Worthy Property 2 Bonds for cash have sold. If one of these offerings has closed but the other offering is ongoing, we will inform investors by filing a supplement to this offering circular with the SEC.

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The Company has limited operating history. Our management has raised substantial doubt about our ability to continue as a going concern based on these conditions and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our unaudited financial statements for the six months ended September 30, 2025. We expect to generate income from (i) the difference between the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and the interest we will pay to the holders of Worthy Property 2 Bonds and (ii) profits we realize on the sale of the interests in real estate that we acquire. We also expect to use up to 10% of the proceeds from sales of Worthy Property 2 Bonds to provide working capital and general corporate purposes for our Company until such time as our revenues are sufficient to pay our operating expenses.

Until sufficient proceeds have been received by us from the sale of Worthy Property 2 Bonds in this offering, we will rely on advances from our parent as to which we have no assurances. We will not be paying back any of the funds advanced to us by WFI and therefore there is no interest rate or maturity associated with such advances. Neither WWI nor WFI is obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. If we do not raise sufficient funds in this offering or if our parent declines to make advances to us, we will not be able to implement our business plan, or may have to cease operations altogether.

As Worthy Lending VI is a wholly owned subsidiary of the Company, we expect that the real estate loans and other assets of Worthy Lending VI, and the returns from the operations of such real estate loans and assets, will generally remain available to support and fund the payment obligations of the Company with respect to the Worthy Property 2 Bonds. While there is no formal security agreement in place with respect to these real estate loans and other assets within Worthy Lending VI (and while any current and future creditors of Worthy Lending VI may also have recourse to the assets of the entity), as the Company is the sole member of Worthy Lending VI we expect that the Company will retain the right at any time to cause the distribution of available funds from Worthy Lending VI up to the Company so that the Company may meet such payment obligations.

Competitive Strengths

We believe we benefit from the following competitive strengths:

We are part of the Worthy Community. The Worthy App and websites (the “Worthy FinTech Platform”) are targeted primarily to the millennials who are part of the fastest growing segment of our population. We believe that they have a basic distrust of traditional banking institutions yet they have a need to accumulate assets for retirement or otherwise. The Worthy FinTech Platform provides for a savings and investing alternative for the millennials.

We focus on an underserved banking sector. Due to higher costs, we believe that banks cannot profitably serve the smaller sub-prime mortgage industry. We believe that this area is one of our competitive strengths because we believe that there are not many lenders who are servicing these borrowers which leaves more room for the Company to pursue opportunities in this sector. Additionally, we believe that this area is one of our competitive strengths because many other lenders are not interested in loans to small developers who seek to finance their real estate to provide funds for short-term development of their properties. However, despite our intentions, we may never be profitable in this sector.

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Recent Developments

The SPA

On December 11, 2023, WWI executed the SPA, as amended, to purchase from WFI all of the issued and outstanding equity of the Company and our affiliate, WPB2, as well as their two wholly-owned subsidiaries, Worthy Lending V and Worthy Lending VI. The Acquisition and all other transaction documents related thereto were terminated by WWI on February 4, 2026.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;
●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of this offering;
●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as February 2028.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 15. These risks include, but are not limited to the following:

●	We are an early-stage company with limited operating history, and we may never become profitable;
●	Absent any additional financing or advances from our parent company, other than the sale of the Worthy Property 2 Bonds, we may be unable to meet our operating expenses;
●	In addition to the sale of the Worthy Property 2 Bonds, we are dependent on advances from our parent company in order to meet our operating expenses and our parent company is under no obligation to advance us any funds;
●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

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●	The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments which may result in a delay in repayment or loss of investment to the bond holders;
●	Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business;
●	We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment;
●	Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market;
●	Competition in our industry is intense;
●	Holders of Worthy Property 2 Bonds are exposed to the credit risk of our company;
●	There has been no public market for Worthy Property 2 Bonds and none is expected to develop; and
●	We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited financials for the years ended March 31, 2024 and 2025.

Corporate Information

We were incorporated under the laws of the State of Florida on February 3, 2023. On February 3, 2023, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. WFI is currently the sole shareholder of the Company’s common stock.

Our wholly owned subsidiary Worthy Lending VI was organized under the laws of the State of Delaware on February 13, 2023. Our principal executive offices are located at 11175 Cicero Dr., Suite 100, Alpharetta, GA 30022, and our telephone number is (678) 646-6791. Our fiscal year end is March 31st. The information which appears on our websites, or is accessible through our websites, at www.worthypropertybonds.com and www.worthybonds.com are not part of, and is not incorporated by reference into, this offering circular.

We are presently dependent on advances from our parent, WFI, to provide capital for our operations. We will not be paying back any of the funds advanced to us by WFI and therefore there is no interest rate or maturity associated with such advances. WFI reported its financial results in their Annual Report on Form C-AR for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 30, 2025, on a consolidated basis with Worthy Peer Capital, Inc. (which has been dissolved), Worthy Peer Capital II, Inc. (which has been dissolved), Worthy Community Bonds, Inc., Worthy Property Bonds, Inc., and Worthy Management, Inc., its wholly owned subsidiaries.

On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the Worthy Peer Capital, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,811,269 of Worthy Peer Capital Bonds are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of December 31, 2025, Worthy Peer Capital, Inc. has redeemed $42,188,709 of Worthy Peer Capital Bonds. Since December 31, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. On January 30, 2026, Worthy Peer Capital, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue 5.5% interest. $4,852,865 of Worthy Peer Capital II Bonds at December 31, 2025 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of December 31, 2025, Worthy Peer Capital II has redeemed $45,146,755 of Worthy Peer Capital II Bonds. On January 30, 2026, Worthy Peer Capital II, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

On April 30, 2025, Worthy Community Bonds, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including real estate loans and loans secured by purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Community Bonds, Inc.’s overall loan portfolio. As a result, Worthy Community Bonds, Inc. paused the redemption of outstanding bonds while continuing to accrue interest at 7% until January 2026. $10,126,877 of Worthy Community Bonds at December 31, 2025 are subject to the pause of redemptions. Prior to the pause in redemptions Worthy Community Bonds, Inc. had redeemed $39,623,157 of Worthy Community Bonds. As of December 31, 2025, Worthy Community Bonds, Inc. has redeemed $39,824,696 of Worthy Community Bonds. Worthy Community Bonds, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Community Bonds, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Community Bonds, Inc., to provide capital contributions to Worthy Community Bonds, Inc., from a pending transaction.

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THE OFFERING

Securities being offered:	Up to $75,000,000 of Worthy Property 2 Bonds on a “best efforts” basis, of which $51,910,862 of Worthy Property 2 Bonds have already been sold by the Company as of December 31, 2025. Up to $74,872,720 of our Worthy Property 2 Bonds will be offered for cash; up to $125,000 of our Worthy Property 2 Bonds will be offered as rewards under our Worthy Property 2 Bond Referral Program for eligible referrals (not for cash); and ) $2,280 of Worthy Property 2, Bonds which have already been issued under our Worthy Property 2 Bond Reward Program (not for cash) (which program was terminated by the Company on December 31, 2024) and are not being offered pursuant to this offering. As of December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 11,790 Worthy Property 2 Bonds.

Offering Price per Worthy Property Bonds for Cash:	$10.00 per each Worthy Property 2 Bond.

Description of the Worthy Property Bonds:	The Worthy Property 2 Bonds:
	●	are priced at $10.00 each;

	●	represent our full and unconditional obligation;

	●	bore interest at 7% APY until January 1, 2026, at which point it was reduced to 6.5% APY, the base interest rate. For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Worthy accounts;

	●	depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular);

	●	are subject to repayment at any time at the demand of the holder (subject to liquidity);

	●	are subject to redemption by us at any time;

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● are not payment dependent on any real estate loans or investments;

● are transferable; and

● are unsecured.

Principal amount of Worthy Property Bonds:	We will not issue Worthy Property 2 Bonds offered hereby in excess of $75,000,000 principal amount during any 12-month period. The Worthy Property 2 Bonds offered hereby will be offered on a continuous basis. $51,910,862 of Worthy Property 2 Bonds have already been sold by the Company as of December 31, 2025.

Regulation A Tier:	Tier 2

Investor Suitability:	The Worthy Property 2 Bonds will not be sold to any person unless they are a “qualified purchaser”. A “qualified purchaser” includes: (1) an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”); or (2) all other investors who meet the investment limitations set forth in Rule 251(d)(2) (C) of Regulation A. Such persons as stated in (2) above must conform with the “Investment Amount Restrictions” as described in the section below. Each person acquiring Worthy Property 2 Bonds may be required to represent that he, she or it is purchasing the Worthy Property 2 Bonds for his, her or its own account for investment purposes and not with a view to resell or distribute the securities. Each prospective purchaser of Worthy Property 2 Bonds may be required to furnish such information or certification as the Company may require in order to determine whether any person or entity purchasing Worthy Property 2 Bonds is an Accredited Investor if such is claimed by the investor.

Investment Amount Restrictions:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, you are encouraged to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

Securities Outstanding prior to this Offering:	100 shares of our common stock, all of which are currently owned by WFI.

Securities Outstanding after the Offering	100 shares of our common stock, all of which are currently owned by WFI; and 7,500,000 of bonds.

Manner of Offering:

The Worthy Property 2 Bonds described in this offering circular will be offered on a continuous basis directly through the Worthy Website at www.worthypropertybonds.com or www.worthybonds.com or though the Worthy App which may be downloaded for free from the Apple Store or from Google Play. This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering.

If any broker-dealer or other agent/person is engaged to sell our Worthy Property 2 Bonds, we will file a post-qualification amendment to the offering statement of which this offering circular forms a part disclosing the names and compensation arrangements prior to any sales by such persons. Please see “Plan of Distribution” beginning on page 54 of this offering circular.

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Worthy Property Bond 2 Referral Program:	The Company has created the Worthy Property Bond 2 Referral Program (“Bond Referral Program”) to provide (i) investors (each a “Referrer”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Referees under the Referral Program need only open an account with the Company on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order to be eligible to receive a Referral Bond. Referees are not required to purchase a Worthy Property 2 Bond in order to be eligible to received a Referral Bond. Each eligible Referrer and eligible Referree will be entitled to receive an award of one Worthy Property 2 Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property 2 Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property 2 Bonds. Referral Bonds will be fulfilled through Worthy Property 2 Bonds issued under the offering statement of which this Offering Circular forms a part. Once the Company has issued $125,000 of Referral Bonds, the Worthy Property Bonds 2 Referral Program will be closed. As of December 31, 2025, the Company has $117,900 of Referral Bonds available under the program. For more information on the terms and conditions of Worthy Property 2 Bond Referral Program, please see “Plan of Distribution – Worthy Property Bond 2 Referral Program” on page 55 of this offering circular.

Minimum and Maximum Investment Amount	The minimum investment amount per subscriber is $10. There is no maximum investment amount per subscriber.

Voting Rights	The Worthy Property 2 Bonds do not have any voting rights.

Risk Factors	Purchasing the Worthy Property 2 Bonds and our business in general is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 15.

How to Invest:	Please visit the Worthy Website at www.worthypropertybonds.com or www.worthybonds.com and click the “Get Started” link at the top of the home page. You may also download the Worthy App and use it to invest. Please see “Plan of Distribution” appearing later in this offering circular.

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Use of Proceeds:

If we sell all $74,872,720 of Worthy Property 2 Bonds offered hereby for cash, we estimate we will receive net proceeds from this offering of approximately $74,772,720. The Company expects that the amount of offering expenses will be approximately $100,000, including professional and compliance fees and other costs of the offering, and not including commissions. We intend to use the proceeds from this offering to implement the business model described above and for general corporate purposes including the costs of this offering. See “Use of Proceeds.”

We will not receive any proceeds from the issuance of up to $125,000 worth of Referral Bonds under the Bond Referral Program (not for cash).

Transfer Agent	The Company will act as its own transfer agent and maintain the Company’s share register. As of the date of this offering circular, we have not engaged a transfer agent, and do not intend to engage a transfer agent until such time as we determine it is necessary.

Termination of the Offering	The termination of the offering will occur on the earlier of (i) the date that subscriptions for and rewards of the Worthy Property 2 Bonds offered hereby equal $75,000,000, (ii) June 21, 2026, the 3 year anniversary of the date of qualification, or (iii) an earlier date determined by the Company in its sole discretion. We reserve the right to terminate this offering for any reason at any time. The offering of Worthy Property 2 Bonds for cash could terminate prior to the Bond Referral Program offering if we have sold all of the Worthy Property 2 Bonds but have not issued all of the Worthy Property 2 Bonds in the Bond Referral Program offering. The Bond Referral Program offering could terminate prior to the offering of Worthy Property 2 Bonds for cash if all of the Worthy Property 2 Bonds offered in the Bond Referral Program offering have been awarded but not all of the Worthy Property 2 Bonds for cash have sold. If one of these offerings has closed but the other offering is ongoing, we will inform investors by filing a supplement to this offering circular with the SEC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial data for the period indicated. The summary historical consolidated financial data for the year ended March 31, 2025 and the six months ended September 30, 2025.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this Offering Circular.

	September 30, 2025	March 31, 2025

Statement of Operations Data
Total revenues	$911,005	$1,648,116
Gross profits	$(16,491)	$213,255
Total operating expenses	$1,109,422	$1,558,144
Loss from operations	$(1,148,371)	$(1,148,371)
Nonoperating income (expense)	$0	$0
Net loss	$(977,318)	$(1,148,371)
Net loss per share, basic and diluted	$(9,773.18)	$(11,483.71)

Balance Sheet Data (at period end)
Cash and cash equivalents	$3,728,264	$3,623,015
Working capital	$(3,281,991)	$(2,325,229)
Total assets	$25,601,634	$21,693,851
Total liabilities	$28,883,625	$24,019,080
Stockholder’s equity (deficit)	$(3,281,991)	$(2,325,229)

(1)	Working capital represents total assets less total liabilities.

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RISK FACTORS

Investing in our securities involves risks. In addition to the other information contained in this offering circular, you should carefully consider the following risks before deciding to purchase our securities in this offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

●	We are an early-stage company with a limited operating history, and we may never become profitable;
●	Absent any additional financing or advances from our parent company, other than the sale of the Worthy Property 2 Bonds, we may be unable to meet our operating expenses;
●	In addition to the sale of the Worthy Property 2 Bonds, we are dependent on advances from our parent company in order to meet our operating expenses and our parent company is under no obligation to advance us any funds;
●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;
●	The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments which may result in a delay in repayment or loss of investment to the bond holders;
●	Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business;
●	We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment;
●	Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market;
●	Competition in our industry is intense;
●	Holders of Worthy Property 2 Bonds are exposed to the credit risk of our company;
●	There has been no public market for Worthy Property 2 Bonds and none is expected to develop; and
●	We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act.

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Risks Related to our Industry

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we intend to conduct business or make it more difficult or costly for us to participate in or otherwise make loans. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to participate in and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

Worsening economic conditions may result in decreased demand for loans, cause borrowers’ default rates to increase, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, pandemic like the recent coronavirus (COVID-19) and catastrophes.

There can be no assurance that economic conditions will remain favorable for our business or that demand for loans in which we participate or default rates by borrowers will remain at current levels. Reduced demand for loans would negatively impact our growth and revenue, while increased default rates by borrowers may inhibit our access to capital and negatively impact our profitability. Further, if an insufficient number of qualified borrowers apply for loans, our growth and revenue would be negatively impacted.

Our management team has limited experience in mortgage loan underwriting.

Our management team’s experience in mortgage loan underwriting is primarily related to underwriting mortgage loans related to Worthy Property Bonds. If the method adopted by the Company for evaluating real estate property related to a potential real estate loan and for establishing interest rates for the corresponding real estate loan proves flawed, investors may not receive the expected yield on the Worthy Property 2 Bonds. Investors, further, should not expect that any yields on the Worthy Property 2 Bonds will be comparable to the results achieved on the Worthy Property Bonds.

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Competition for employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled personnel, especially data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we intend to invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve borrowers could diminish, resulting in a material adverse effect on our business. We currently have no full time employees. However, management and staffing are presently provided by Worthy Management, Inc., a wholly owned subsidiary of our parent company.

We operate in a competitive market which may intensify, and competition may limit our ability to implement our business model and have a material adverse effect on our business, financial condition, and results of operations.

We operate in a competitive market which may intensify, and competition may limit our ability to implement our business model and have a material adverse effect on our business, financial condition, and results of operations. Our competitors may be able to have a lower cost for their services which would lead to borrowers choosing such other competitors over the Company. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than us.

Risks Related to Our Company

We are an early-stage company with a limited operating history, and we may never become profitable.

We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern.

We are an early-stage company with a limited operating history, and we may never become profitable. Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph in their opinion on our audited consolidated financial statements for the year ended March 31, 2025, that states that there is a substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. There is substantial doubt about our ability to continue as a going concern. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern. No assurances can be given that we will achieve success in selling the Worthy Property 2 Bonds.

We are dependent on advances from our parent company and the funds to be raised in this offering in order to be able to implement our business plan.

Until sufficient proceeds have been received by us from the sale of Worthy Property 2 Bonds in this offering we will rely on advances from our parent as to which we have no assurances. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. If we do not raise sufficient funds in this offering or if our parent declines to make advances to us, we will not be able to implement our business plan, or may have to cease operations altogether.

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If we do not raise sufficient funds in this offering or if our parent company declines to make advances to us we won’t be able to implement our business plan.

We have generated limited revenues and we are dependent on the proceeds from this offering to provide funds to implement our business model. Given the uncertainty of the amount of Worthy Property 2 Bonds that we will sell makes it difficult to predict our planned operations. Until sufficient proceeds have been received by us from the sale of Worthy Property 2 Bonds we will rely on advances from our parent as to which we have no assurances. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. If we do not raise sufficient funds in this offering or if our parent company declines to make advances to us we won’t be able to implement our business plan.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other credit products extended to borrowers;
●	improve the terms on which loans are made to borrowers as our business becomes more efficient;
●	increase the effectiveness of our direct marketing and lead generation through referral sources;
●	favorably compete with other companies that are currently in, or may in the future enter, the business of lending to small real estate developers;
●	successfully navigate economic conditions and fluctuations in the credit market; and
●	effectively manage the growth of our business.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments which may result in a delay in repayment or loss of investment to the bond holders.

We will use our commercially reasonable efforts to maintain sufficient cash and cash equivalents on hand to honor repayment demands of bond holders. Such repayment, however, is subject to the then-current liquidity of the Company. Pursuant to the terms of our Worthy Property 2 Bonds Investor Agreement, investors may require us to repay the amount of their Worthy Property 2 Bonds on 5 days’ notice, provided, however, if the requested amount of repayment is greater than $50,000 such repayment must be made by us within 30 days of the request. Any failure to make repayments on the foregoing terms is an event of default under the Worthy Property 2 Bonds. Under the Worthy Property 2 Bonds Investor Agreement any claims brought by an investor against us following such a payment event of default may be subject to binding arbitration (subject to certain opt-out provisions) or small claims court. See “Description of the Worthy Property 2 Bonds” beginning on page 49.

We anticipate setting aside approximately 20% of Worthy Property 2 Bonds sales in cash and cash equivalents. However, in the event there are more demands for repayment to meet than our cash and cash equivalents on hand, we may be required to (i) liquidate some of our loan portfolio and investments (which loans and investments qualify under the exemption provided by Section 3(c)(5)(C) of the Investment Company Act of 1940), (ii) seek commercial banks and non-bank lending sources, such as insurance companies, private equity funds and private lending organizations, for the provision of credit facilities, including, but not limited to, lines of credit, pursuant to which funds would be advanced to us, or (iii) seek capital contributions from our parent company, WFI. In the event that the above sources of funds to honor repayments cannot be realized within the time frame of the repayment requests of bond holders, bond holders might have to wait for repayment until the above sources are realized. If the above sources do not generate enough funds to honor bond holders’ requests for repayment, there is a risk that the bond holders may lose some or all of their investment in the Worthy Property 2 Bonds.

In accordance with Section 3(c)(5)(C) of the Investment Company Act, at least 80% of the Company’s assets will be invested in mortgages and other liens on and interests in real estate.

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On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the Company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,811,269 of Worthy Peer Capital Bonds are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of December 31, 2025, Worthy Peer Capital, Inc. has redeemed $42,188,709 of Worthy Peer Capital Bonds. Since December 31, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. On January 30, 2026, Worthy Peer Capital, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue 5.5% interest. $4,852,865 of Worthy Peer Capital II Bonds at December 31, 2025 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of December 31, 2025, Worthy Peer Capital II has redeemed $45,146,755 of Worthy Peer Capital II Bonds. On January 30, 2026, Worthy Peer Capital, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

On April 30, 2025, Worthy Community Bonds, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including real estate loans and loans secured by purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Community Bonds, Inc.’s overall loan portfolio. As a result, Worthy Community Bonds, Inc. paused the redemption of outstanding bonds while continuing to accrue interest at 7% until January 2026. $10,126,877 of Worthy Community Bonds at December 31, 2025 are subject to the pause of redemptions. Prior to the pause in redemptions Worthy Community Bonds, Inc. had redeemed $39,623,157 of Worthy Community Bonds. As of December 31, 2025, Worthy Community Bonds, Inc. has redeemed $39,824,696 of Worthy Community Bonds. Worthy Community Bonds, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Community Bonds, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Community Bonds, Inc., to provide capital contributions to Worthy Community Bonds, Inc., from a pending transaction.

If the information provided by borrowers is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan, and our operating results may be harmed.

Although a significant part of our loan participation or loan decisions is based on appraisals of the real estate underlying the loans, our decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, we may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential borrowers do not adequately identify potential risks, the risk profile of such borrowers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

We will rely on various referral sources and other borrower lead generation sources, including lending platforms.

Unlike banks and other larger competitors with significant resources, we intend to rely on our smaller-scale marketing efforts, affinity groups, partners, and loan referral services to acquire borrowers. We do not have exclusive rights to referral services, and we cannot control which mortgage loans or the volume of mortgage loans we are sent. In addition, our competitors may enter into exclusive or reciprocal arrangements with their own referral services, which might significantly reduce the number of smaller sub-prime mortgage borrowers we are referred. Any significant reduction in smaller sub-prime developer mortgage borrower referrals could have an adverse impact on our loan volume, which will have a correspondingly adverse impact on our operations and our Company.

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We are subject to a number of conflicts of interest arising out of our relationship with WFI and its subsidiaries which may not be resolved in our favor.

We are subject to a number of conflicts of interest arising out of our relationship with WFI and its subsidiaries, including the following:

●	WFI is our parent company and our sole shareholder. WFI is also the sole shareholder of Worthy Management, Worthy Peer Capital, Inc. (which has been dissolved), Worthy Peer Capital II, Inc. (which has been dissolved), Worthy Community Bonds, Inc., and Worthy Property Bonds, Inc. Accordingly, its executive officers and directors have fiduciary obligations to a number of entities. This potential conflict of interest poses a risk that the executive officers and directors may exercise their fiduciary duties in favor of affiliated entities rather than us even though they have fiduciary duties to us;

●	Certain of our executive officers and directors are also executive officers and directors of Worthy Community Bonds, Inc., Worthy Property Bonds, Inc. and Worthy Management, Inc. and they do not devote all of their time and efforts to our Company. This potential conflict of interest poses a risk that those executive officers and directors may devote an insufficient amount of time and effort to operating our Company because they are too busy devoting their time and effort to the operations of our affiliates;

●	Our affiliated entity, Worthy Property Bonds, Inc., has implemented a business model similar to ours. Specifically, its model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Accordingly, WFI and certain of our executive officers and directors may have conflicts of interests pertaining to the investments made by each company; and

●	The terms of the Management Services Agreement with Worthy Management, Inc. were not negotiated on an arms-length basis and the amounts to be reimbursed thereunder will be equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement, will be determined by our executive officers and directors who are also executive officers and directors of Worthy Management, Inc. notwithstanding that they are executive officers and directors of both our Company and Worthy Management, Inc. This potential conflict of interest poses a risk that the amount to be reimbursed by our Company under the Management Services Agreement may be determined by the executive officers and directors to be higher in the absence of an arms-length arrangement at the expense of our Company.

There are no assurances that any conflicts which may arise will be resolved in our favor, which could adversely affect our operations. In addition, as a bondholder you have no right to vote upon or receive notice of any corporate actions we may undertake which you might otherwise have if you owned equity in our Company.

A significant disruption in our computer systems or a cybersecurity breach could adversely affect our operations.

We rely extensively on our computer systems to manage our loan origination and other processes. Our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events and human error, and our disaster recovery planning cannot account for all eventualities. If our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business and results of operations. Any compromise of our security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

We process certain sensitive data from our borrowers and investors. While we have taken steps to protect confidential information that we receive or have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers and investors could be severely damaged, and we could incur significant liability.

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Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause borrowers and investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, we could lose borrowers and investors and our business and operations could be adversely affected.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting payments on loans, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

In the event of a system outage and physical data loss, our ability to perform our servicing obligations, process applications or make loans available would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

We contract with third parties to provide services related to our online web lending and marketing, as well as systems that automate the servicing of our loan portfolios. While there are material cybersecurity risks associated with these services, we require that our vendors provide industry-leading encryption, strong access control policies, Statement on Standards for Attestation Engagements (SSAE) 16 audited data centers, systematic methods for testing risks and uncovering vulnerabilities, and industry compliance audits to ensure data and assets are protected. To date, we have not experienced any cyber incidents that were material, either individually or in the aggregate.

If our estimates of loan receivable losses are not adequate to absorb actual losses, our provision for loan receivable losses would increase, which would adversely affect our results of operations.

We maintain an allowance for loans receivable losses. To estimate the appropriate level of allowance for loan receivable losses, we consider known and relevant internal and external factors that affect loan receivable collectability, including the total amount of loan receivables outstanding, historical loan receivable charge-offs, our current collection patterns, and economic trends. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate, housing foreclosures, and general economic uncertainty may affect our allowance for loan receivable losses, our provision may be inadequate. Our allowance for loan receivable losses is an estimate, and if actual loan receivable losses are materially greater than our allowance for loan receivable losses, our financial position, liquidity, and results of operations could be adversely affected.

We will face increasing competition of other smaller sub-prime developer real estate lenders and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that make smaller sub-prime developer real estate loans. If we are not able to compete effectively with our competitors, our operating results could be harmed.

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Many of our competitors have significantly more resources and greater brand recognition than we do and may be able to attract borrowers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from borrowers and purchasers of the Worthy Property 2 Bonds and services. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

We are reliant on the efforts of Dara Albright, Sally Outlaw and Alan Jacobs.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executive officers and directors, Dara Albright, Sally Outlaw and Alan Jacobs. Our key personnel have expertise that could not be easily replaced if we were to lose any or all of their services.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. After qualifying this Form 1-A, we will be required to file an annual report on Form 1-K, a semiannual report on Form 1-SA, current reports on Form 1-U, and Post Qualification Amendments as required.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

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We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. Therefore, we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our investors could receive less information than they might expect to receive from exchange traded public companies.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year. Therefore, our investors could receive less information than they might expect to receive from exchange traded public companies.

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments, and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company may be subject to fines and penalties for its failure to file and have qualified a post-qualification amendment prior to its modification of certain terms of its outstanding Worthy Property 2 Bonds.

An issuer is not permitted to use an offering circular supplement to fundamentally change the information set forth in the offering statement. Instead, such changes require either a new offering statement or a post-qualification amendment, each of which must be qualified by the SEC. A fundamental change may be present when an issuer changes the interest rate of securities offered under Regulation A from the qualified interest rate. The Company increased the interest rate payable on Worthy Property 2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023, and to 6.5% APY effective January 1, 2026. The foregoing increases in interest rates from the qualified interest rate were disclosed by the Company on Form 1-U Current Reports based on our view that the modification of the Worthy Property 2 Bonds by increasing the interest rates was not so substantial that it might be deemed to be a fundamental change of the Worthy Property 2 Bonds or the issuance of a new a security because the increases in interest rates were additional benefits to the bondholders without any meaningful cost.

If, however, it is determined that the foregoing increases in interest rates constituted fundamental changes to the Worthy Property 2 Bonds, then the Company could be subject to fines, penalties or other enforcement actions for its failure to file and have qualified post-qualification amendments or new offering statements prior to its issuance of Worthy Property 2 Bonds with the increased interest rates. Moreover, the Company may face liability for violation of Section 5 of the Securities Act of 1933 with respect to $16,377.801 of Worthy Property 2 Bonds, presently outstanding, with the increased interest rates without a post-qualification amendment or new offering statement.

Any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular.

Our limited operating history makes it difficult for you to evaluate this investment.

We are a recently formed entity with limited operating history and may not be able to successfully operate our business or achieve our investment objectives. We may not be able to conduct our business as described in our plan of operation.

We are subject to the risk of fluctuating interest rates, which could harm our planned business operations.

We expect to generate net income from the difference between the interest rates we charge borrowers or otherwise make from our permissible investments, including any loan origination fees paid by borrowers, and the interest we will pay to the holders of Worthy Property 2 Bonds. Due to fluctuations in interest rates, we may not be able to charge borrower’s an interest rate sufficient for us to generate income, which could harm our planned business operations.

Any Referral Bonds you receive as a result of the Bond Referral Program could have adverse tax consequences to you.

There is some uncertainty about the appropriate treatment of these Referral Bonds for income purposes. You may be subject to tax on the value of your rewards. If you receive Worthy Property 2 Bonds under the Bond Referral Program, upon receipt you will generally realize taxable income equal to the fair market value of the Worthy Property 2 Bonds. Your participation in the Bond Referral Program may increase the complexity of your tax filings and may cause you to be ineligible to file Internal Revenue Service Form 1040-EZ, if you would otherwise be eligible to file such form.

Risks Related to Being Deemed an Investment Company under the Investment Company Act

We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes from the definition of investment company “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses… (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC Staff generally requires that, for the exception provided by Section 3(c)(5)(C) to be available, at least 55% of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another 25% of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity’s assets comprised of miscellaneous assets). We intend to acquire assets with the proceeds of this offering in satisfaction of such SEC requirements to fall within the exception provided by Section 3(c)(5)(C). Notwithstanding, it is possible that the staff of the SEC could disagree with any of our determinations. If the staff of the SEC were to disagree with our analysis under the Investment Company Act, we would need to adjust our investment strategy. Any such adjustment in our strategy could have a material adverse effect on us. If we are deemed to be an investment company, we may be required to register as an investment company if we are unable to dispose of the disqualifying assets, which could have a material adverse effect on us.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

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●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, we would no longer be eligible to offer our securities under Regulation A of the Securities Act if we were required to register as an investment company.

If we are deemed to be an investment company under the Investment Company Act and are therefore ineligible to rely on Regulation A to sell securities, the unregistered issuance of our securities to the investors pursuant to this Offering would be considered in violation of Section 5 of the Securities Act if there was no other available exemption from registration for this issuance giving the investors a right of rescission.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, however, if the Company is deemed to be an investment company under the Investment Company Act, we would no longer be eligible to offer our securities under Regulation A of the Securities Act in this Offering, or at all. In the event that this occurs, the Company would have to immediately terminate this Offering. The unregistered issuance of our securities to the investors pursuant to this Offering would be considered in violation of Section 5 of the Securities Act if there was no other available exemption from registration for this issuance. The securities sold in this Offering prior to such termination would be subject to a private right of action for rescission or damages by the purchasing investors. Additionally, the Company may not have the funds required to address all rescissions if a large number of investors seek rescission at the same time, and as a result, we may be delayed in the delivery of funds for such rescissions and may be required to sell some of our assets, which may take significant amounts of time and may yield less than is needed to meet our rescission obligations. Additionally, the Company would not be able to raise funds in any other offering pursuant to Regulation A to meet such rescission obligations, as the Company would not be eligible to do so.

If we are deemed to be an investment company under the Investment Company Act and are therefore ineligible to rely on Regulation A for this Offering, it could result in a large number of investors demanding repayment in a short period of time, and the Company may not have funds to satisfy those demands.

We rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, however, in the event that the Company is deemed to be an investment company under the Investment Company Act, we would no longer be eligible to offer our Worthy Property 2 Bonds under Regulation A of the Securities Act in this Offering, or at all. If this occurs, it could result in a large number of investors demanding repayment in a short period of time, and the Company may not have funds to satisfy those demands. As a result, we may be delayed in the delivery of funds and may be required to sell some of our assets, which may take significant amounts of time and may yield less than is needed to meet our obligations. Additionally, the Company would not be able to raise funds in any other offering pursuant to Regulation A to meet such demands, as the Company would not be eligible to do so.

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If we are deemed to be an investment company under the Investment Company Act and sell securities in reliance on Regulation A and operate as an unregistered investment company, we could be subject to liability under Section 5 of the Securities Act.

In the event that the Company is deemed to be an investment company under the Investment Company Act, and if we sell securities in reliance on Regulation A and operate as an unregistered investment company due to a failure to qualify for the Section (3)(c)(5)(C) exemption of the Investment Company Act, for any Worthy Property 2 Bonds sold by us in reliance on Regulation A, the Company could be liable for violating Section 5 of the Securities Act if any of the securities issued in this Offering would be considered to be an unregistered issuance of securities if no other exemption from registration is available. Section 5 allows purchasers to sue the Company for selling a non-exempt security without registering it, whereby the purchasers seek rescission with interest, or damages if the purchaser sold his securities for less than he purchased them. The Company could also be subject to enforcement action by the SEC that claims a violation of Section 5 of the Securities Act. Additionally, if the Company was required to register as an investment company but failed to do so and therefore operated as an unregistered investment company, the Company could be subject to monetary penalties and injunctive relief in an action brought by the SEC.

Risks Related to Worthy Property 2 Bonds and this Offering

The characteristics of the Worthy Property 2 Bonds, including interest rate, no maturity date, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives.

The Worthy Property 2 Bonds may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing Worthy Property 2 Bonds. The characteristics of the notes, including no maturity date, repayable at your demand, redeemable by us, interest rate, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. The Worthy Property 2 Bonds may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Worthy Property 2 Bonds, you should consider your investment allocation with respect to the amount of your contemplated investment in the Worthy Property 2 Bonds in relation to your other investment holdings and the diversity of those holdings.

Holders of Worthy Property 2 Bonds are exposed to the credit risk of our Company.

Worthy Property 2 Bonds are our full and unconditional obligations. If we are unable to make payments required by the terms of the notes, you will have an unsecured claim against us. Worthy Property 2 Bonds are therefore subject to non-payment by us in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

The Worthy Property 2 Bonds are unsecured obligations.

The Worthy Property 2 Bonds do not represent an ownership interest in any specific Worthy loans, their proceeds, or their assets. The Worthy Property 2 Bonds are unsecured general obligations of Worthy only and not any Worthy borrower. The Worthy Property 2 Bonds will be general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Worthy Property 2 Bonds by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Worthy Property 2 Bonds. Therefore as unsecured obligations, there is no security to be provided to the holders of the Worthy Property 2 Bonds.

There is no public market for Worthy Property 2 Bonds, and none is expected to develop.

Worthy Property 2 Bonds are newly issued securities. Although under Regulation A the securities are not restricted, Worthy Property 2 Bonds are still highly illiquid securities. No public market has developed nor is expected to develop for Worthy Property 2 Bonds, and we do not intend to list Worthy Property 2 Bonds on a national securities exchange or interdealer quotational system. You should be prepared to hold your Worthy Property 2 Bonds as Worthy Property 2 Bonds are expected to be highly illiquid investments.

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Holders of the Worthy Property 2 Bonds will have no voting rights.

Holders of the Worthy Property 2 Bonds will have no voting rights and therefore will have no ability to control the Company. The Worthy Property 2 Bonds do not carry any voting rights and therefore the holders of the Worthy Property 2 Bonds will not be able to vote on any matters regarding the operation of the Company. As a bondholder purchaser in this offering will have no right to vote upon or receive notice of any corporate actions we may undertake which you might otherwise have if you owned equity in our Company.

There is a risk that the Worthy Website will not be able to handle a large number of investors subscribing to this offering.

Although the Worthy Website has been designed to handle numerous purchase orders and prospective investors, we cannot predict the response of the Worthy Website to any particular issuance of Worthy Property 2 Bonds pursuant to this offering circular. You should be aware that if a large number of investors try to access the Worthy Website at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order. You should also be aware that general communications and internet delays or failures unrelated to the Worthy Website, as well as website capacity limits or failures may prevent purchase orders from being received on a timely basis by the Worthy Website. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.

There is a risk that the Worthy Website and the Worthy APP may be hacked.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from borrowers and purchasers of the Worthy Property 2 Bonds and services on the Worthy Website and the Worthy App. There is a risk that the Worthy Website and the Worthy APP may be hacked. Worthy Property 2 Bonds will be issued by computer-generated program on our website and electronically signed by us in favor of the investor. The Worthy Property 2 Bonds will be stored by us and will remain in our custody for ease of administration. In today’s environment, cyberattacks are perpetrated by identity thieves, unscrupulous contractors and vendors, malicious employees, business competitors, prospective insider traders and market manipulators, so-called “hacktivists,” terrorists, state-sponsored actors and others. Many companies that utilize technology in the business operations, such as ours are subject to the risk that they may be hacked. Even the most diligent cybersecurity efforts will not address all cyber risks that the Company faces. We cannot assure you that we’ll be able to prevent any such hacks by third parties, and if we experience these hacks, the effects would case an adverse effect on our business operations and will jeopardize the privacy of our users date, and can lead to us having to cease operations altogether.

The Worthy Property 2 Bond Holders may be subject to third party fees.

Worthy Property 2 Bond investors are not charged a servicing fee for their investment, but you may be charged a transaction fee if your method of payment requires us to incur an expense. The transaction fee will be equal to the amount that the Company will be charged by the payment processor. Other financial intermediaries, however, if engaged by you, may charge you commissions or fees.

Because the Worthy Property 2 Bonds will have no sinking fund, insurance, or guarantee, you could lose all or a part of your investment if we do not have enough cash to pay.

There is no sinking fund, insurance or guarantee of our obligation to make payments on the Worthy Property 2 Bonds. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the Worthy Property 2 Bonds. The Worthy Property 2 Bonds are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Worthy Property 2 Bonds, you will have to rely only on our cash flow from operations and possible funding from WFI, our parent company, for repayment of principal and interest upon your demand of repayment or upon redemption by us. If our cash flow from operations and possible funding from WFI, our parent company, are not sufficient to pay any amounts owed under the Worthy Property 2 Bonds, then you may lose all or part of your investment.

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The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

The SEC requires Regulation A issuers to file certain reports and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; or to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. The Company believes that it has filed all required annual, semi-annual and current reports.

If any existing investors who are awarded Referral Bonds for referring persons to open a new account on the Worthy Fintech Platform are deemed to be acting as an unregistered broker-dealer, the Company could face potential liability including the risk of rescission rights in favor of its investors under US federal securities laws.

A person in the business of effecting securities transactions in the United States is generally subject to registration with the SEC as a “broker” or “dealer” under the Exchange Act. Section 29(b) of the Exchange Act provides that any contract made in violation of any provision of the Exchange Act is voidable as to the rights of any person in violation of the relevant Exchange Act provision.

Under our Bond Referral Program, the Company may award a Referral Bond, at no charge, to existing investors who meet certain eligibility standards and refer persons to open a new account on the Worthy Fintech Platform. The persons referred by such existing investors are not required to purchase a Worthy Property 2 Bond or any other security or even fund their account, in order for such existing investors to be eligible to be awarded a Referral Bond. Instead, the person referred under the Referral Program need only open a new account on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order for the existing investor who referred them to be eligible for a Referral Bond.

The Company believes that by making such referrals and receiving a Referral Bond, existing investors are not engaging in broker-dealer activity and thus not subject to the broker-dealer registration requirements under the Exchange Act, because they are not receiving commission or any other form of transaction-based compensation. However, if any existing investors who are awarded Referral Bonds for referring persons to open an account with the Company are deemed to be acting as an unregistered broker-dealer, the Company will be exposed to potential liability including the risk of rescission under Section 29(b) of the Exchange Act.

By purchasing Worthy Property 2 Bonds in this Offering, unless you opt-out in accordance with the terms of the Worthy Property Bond 2 Investor Agreement, you are bound by the arbitration provisions contained in our Worthy Property Bond 2 Investor Agreement to be used for subscriptions in this offering which limits your ability to bring class action lawsuits or seek remedies on a class basis and waives the right a trial by jury.

By purchasing shares in this Offering, unless you opt-out in accordance with the terms of the Worthy Property Bond 2 Investor Agreement, you agree to be bound by the arbitration, jury waiver and class action waiver provisions contained in Section 13 of our Investor Purchase Agreement to be used for subscriptions on this offering. Pursuant to the terms of the Worthy Property Bond 2 Investor Agreement, the holders of Worthy Property 2 Bonds and the Company will agree to (i) resolve disputes of the holders of Worthy Property 2 Bonds through binding arbitration or small claims court, instead of through courts of general jurisdiction or through a class action and (ii) waive the right to a trial by jury and to participate in any class action, except in cases that involve personal injury. Pursuant to the terms of the Worthy Property Bond 2 Investor Agreement, if a holder of Worthy Property 2 Bonds does not agree to the terms of the arbitration provision, the holder of Worthy Property 2 Bonds may opt-out of the arbitration provision by sending an arbitration opt-out notice to the Company within thirty (30) days of the holder’s first electronic acceptance of the Worthy Property Bond 2 Investor Agreement. If the opt-out notice is not received within thirty (30) days, the holder of Worthy Property 2 Bonds will be deemed to have accepted all terms of the arbitration provision, including the class action and jury waiver. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Florida, we believe that the arbitration provision in the Worthy Property Bond 2 Investor Agreement is enforceable under federal law and the laws of the State of Florida. Although holders of Worthy Property 2 Bonds will be subject to the arbitration provisions of the Worthy Property Bond 2 Investor Agreement, the arbitration provisions do not preclude holders of Worthy Property 2 Bonds from pursuing claims under the U.S. federal securities laws in federal courts. THE ARBITRATION PROVISION OF THE WORTHY PROPERTY BOND INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY 2 BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION PROVISION OF THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

The Worthy Property Bond 2 Investor Agreement provides that, to the extent permitted by law, each party to the Worthy Property Bond 2 Investor Agreement waives the right to a jury trial or class action of any claim they may have against us arising out of or relating to our Worthy Property 2 Bonds or the Worthy Property Bond 2 Investor Agreement. If we were to oppose a jury trial or class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial or class action. The bondholders of Worthy Property 2 Bonds will be subject to these provisions of the Worthy Property Bond 2 Investor Agreement to the extent permitted by applicable law. THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION CONTAINED IN THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY 2 BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER AND CLASS ACTION WAIVER PROVISIONS OF THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. In the event that an investor does not opt-out, as described above, the rights of the adverse bond holder to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company.

By purchasing Worthy Property 2 Bonds in this Offering, you are bound by the fee-shifting provision contained in our Bylaws, which may discourage you to pursue actions against us.

Section 7.4 of our Bylaws provides that “[i]f any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action.”

In the event you initiate or assert a claims against us, in accordance with the dispute resolution provisions contained in our Bylaws, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY 2 BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

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USE OF PROCEEDS

The total amount of Worthy Property 2 Bonds that may be issued in the Offering is $75,000,000, of which $51,910,862 of Worthy Property 2 Bonds have already been sold by the Company as of December 31, 2025. If all $74,872,720 of Worthy Property 2 Bonds offered hereby are sold for cash, we estimate we will receive net proceeds from this offering of approximately $74,772,720. We expect that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering, not including commissions, marketing costs or state filing fees.

We intend to use (i) approximately 90% of the net proceeds from this offering to purchase or otherwise acquire mortgages and other liens on and interests in real estate, other real estate-type interests, and in cash and cash equivalents, and (ii) up to 10% of the proceeds for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement (the “Management Services Agreement”) with Worthy Management, Inc. Reimbursement amounts due to Worthy Management, Inc. under the Management Services Agreement will be paid using the proceeds of this offering allocated to working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI), which reimbursement payments will be made in advance on a monthly basis. We reserve the right however to change the estimated use of proceeds from this offering at any time so long as doing so does not result in the loss of our exemption from the 40 Act. The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including WWI, WFI and their other subsidiaries, other than to Worthy Management, Inc. pursuant to the terms of the Management Services Agreement. Additionally, 90% of the 10% of offering proceeds available for working capital and general corporate purposes is the maximum percentage of offering proceeds beyond which the Company would not transfer any additional funds to Worthy Management, Inc.

If all of the Worthy Property 2 Bonds being sold for cash are sold in this offering, we expect to receive net process from this offering in an amount equal to the gross proceeds in this offering of approximately $74,872,720.

However, we cannot guarantee that all of the Worthy Property 2 Bonds being offered will be sold for cash. The following table summarizes how we anticipate using the remaining gross proceeds of this offering assuming the Worthy Property 2 Bonds are sold in this offering depending upon whether 25%, 50%, 75%, or 100% (Maximum Offering Amount) of the Worthy Property 2 Bonds being offered in the offering are sold for cash:

	If 25% of Bonds Sold for Cash	If 50% of Bonds Sold for Cash	If 75% of Bonds Sold for Cash	If 100% of Bonds Sold for Cash
Gross Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720
Offering Expenses (Underwriting discounts and commissions to placement agents and/or broker-dealers)	$0	$0	$0	$0

Net Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720

Our intended use of the net proceeds is as follows:
Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)	(12,126,563)	(24,253,125)	(36,379,688)	(48,667,268)
Acquisition of Real Estate-Type Interests	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Acquisition of Assets Unrelated to Real Estate	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Working Capital and General Corporate Purposes(2)	(1,865,625)	(3,731,250)	(5,596,875)	(7,487,272)
Total Use of Proceeds	$18,656,250	$37,312,500	$55,968,750	$74,872,720

(1) Gross and Net proceeds do not include a deduction of offering expenses of this offering of approximately $100,000. We expect that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering, not including commissions, marketing costs or state filing fees.

(2) The amount for working capital and general corporate purposes is calculated as 10% of the gross proceeds of this offering and includes the accrual for the reimbursement amounts due under the Management Services Agreement. Additionally, this amount is intended to be allocated as follows: 90% of such amount shall be allocated to working capital, which includes the accrual amounts for the reimbursements due under the Management Services Agreement and 10% shall be allocated to general corporate purposes. The accrual for the reimbursement amounts due under the Management Services Agreement is based on allocation of employee time spent in connection with the Company, and will be paid out of working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI). The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including WWI, WFI and their other subsidiaries, other than to Worthy Management, Inc. pursuant to the terms of the Management Services Agreement. Additionally, 90% of the 10% of offering proceeds available for working capital and general corporate purposes is the maximum percentage of offering proceeds beyond which the Company would not transfer any additional funds to Worthy Management, Inc.

We intend to use the net proceeds of this offering to acquire (i) “mortgages and other liens on and interests in real estate” constituting at least 55% of our assets (“Qualifying Interests”), (ii) “real estate-type interests” constituting at least 25% of our assets (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) assets that have no relationship to real estate constituting no more than 20% of our assets.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The Company will not receive any proceeds from the issuance of up to $125,000 worth of Referral Bonds under the Bond Referral Program for eligible referrals (not for cash).

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INVESTMENT COMPANY ACT LIMITATIONS

A company that is treated as an “investment company” under the Investment Company Act of 1940 is subject to stringent regulation. If we are deemed to be an investment company, we may be required to register as an investment company if we are unable to dispose of the disqualifying assets, which could have a material adverse effect on us.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	restrictions on leverage or senior securities;

●	restrictions on unsecured borrowings;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, we would no longer be eligible to offer our securities under Regulation A of the Securities Act if we were required to register as an investment company.

We anticipate that (i) at least 55% of our assets will constitute “mortgages and other liens on and interests in real estate” (Qualifying Interests), (ii) at least 25% of our assets will constitute “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests) and (iii) no more than 20% of our assets will constitute assets that have no relationship to real estate. As a result, and as discussed in detail below, we believe the Company will not be treated as an investment company because of the exemption under Section 3(c)(5)(C) of the 40 Act, which provides that an entity “primarily engaged” in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” will not be treated as an investment company.

The SEC has taken the position that an issuer qualifies for the Section 3(c)(5)(C) exemption if the following three conditions are satisfied:

1)	At least 55% of its assets consist of “mortgages and other liens on and interests in real estate.” We refer to these as “Qualifying Interests.”

2)	At least an additional 25% of its assets consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of the issuer’s assets are Qualifying Interests).

3)	Not more than 20% of the issuer’s assets consist of assets that have no relationship to real estate.

The SEC has also taken the position that Qualifying Interests:

1)	Include assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate.”

2)	Exclude interests in the nature of securities in other issuers engaged in the real estate business.

In addition, the SEC has taken the position that a mortgage loan will be treated as “fully secured by real property” where the following two conditions are satisfied:

1)	100% of the fair market value of the loan was secured by real estate at the time the issuer acquired the loan. We refer to this as the “Date of Purchase Test.”

2)	100% of the principal amount of the loan was secured by real estate at the time of origination. We refer to this as the “Date of Origination Test.”

Furthermore, the SEC has taken the position that real estate-type interests include:

1)	Certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan.

2)	Agency partial-pool certificates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this offering circular. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this offering circular. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Formation

We were incorporated under the laws of the State of Florida on February 3, 2023. On February 3, 2023, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is currently the sole shareholder of the Company’s common stock. Our wholly owned subsidiary Worthy Lending VI was organized under the laws of the State of Delaware on February 13, 2023.

The Acquisition

On December 11, 2023, WWI executed the SPA, as amended, to purchase from WFI all of the issued and outstanding equity of the Company and our affiliate, WPB2, as well as their two wholly-owned subsidiaries, Worthy Lending V and Worthy Lending VI (the “Acquisition”). The Acquisition and all other transaction documents related thereto were terminated by WWI on February 4, 2026.

Plan of Operations

We organized on February 1, 2023, and since inception have worked on organizational and development matters. In February of 2023, WFI contributed funds to us to pay our operating expenses. During the year ended March 31, 2025, WFI contributed $0 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock. The Company generated net losses of approximately $977,000 and had cash used in operations of approximately $502,000 for the six months ended September 30, 2025. We are dependent on the proceeds from this offering and advances from WFI to provide funds to implement our business model. The Company will not be paying back to WFI, any of the contributions made to the Company by WFI, therefore there is no interest rate or maturity associated with such contributions by WFI.

General

In the twelve months following the commencement of the offering, we commenced selling our Worthy Property Bonds and investing the proceeds in sub-prime real estate loans and other permissible activities in accordance with our business model. Commencing in May 2023, the Company, through its wholly owned subsidiary Worthy Lending VI, began loaning funds directly to borrowers. Members of our management team have extensive experience in managing real estate and developing real estate projects, though no assurances can be given that we or third parties engaged by us will manage real estate or operate real estate projects profitably. As of December 31, 2025, our management team has issued 98 mortgage loans through the Company and affiliated WFI subsidiaries, totaling principal in the amount of approximately $83,405,000.

Six Months Ended September 30, 2025, and Year Ended March 31, 2025

Operating Revenue

Operating revenue primarily includes interest on loans receivable of $911,005 for the six months ended September 30, 2025, as compared to $1,648,116 for the year ended March 31, 2025. The increase is due to the increasing amount of loans that were made.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended September 30, 2025 was $913,993, an increase of $192,391 from the six month period ended September 30, 2024. Interest expense on bonds for the six-month period ended September 30, 2024 was $721,602. The increase was the direct result of the increase in outstanding bond liabilities at September 30, 2025 versus September 30, 2024. Bonds outstanding were $26,816,233 at September 30, 2025 versus $22,468,538 at March 31, 2025.

Operating Expenses

As a result of the increasing mortgage loans receivable and bond liabilities, our operating expenses increased in the six months ended September 30, 2025.

This increase is primarily attributable to increases of approximately $362,000 in compensation and related costs. This increase in compensation and related expenses is the result of having an active bond offering and active mortgage loans receivable.

We are unable at this time to quantify any expected increases in our operating expenses. Until such time as we begin generating significant revenues, we expect to continue to report net losses.

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Specific Plan of Operations and Milestones

Our plan of operations over the next 12-month period is as follows, assuming the sale of 25%, 50%, 75% and 100% of Worthy Property Bonds 2 in this offering for cash:

	If 25% of Bonds Sold for Cash	If 50% of Bonds Sold for Cash	If 75% of Bonds Sold for Cash	If 100% of Bonds Sold for Cash
Gross Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720
Offering Expenses (Underwriting discounts and commissions to placement agents and/or broker-dealers)	$0	$0	$0	$0

Net Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720

Our intended use of the net proceeds is as follows:
Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)	(12,126,563)	(24,253,125)	(36,379,688)	(48,667,268)
Acquisition of Real Estate-Type Interests	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Acquisition of Assets Unrelated to Real Estate	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Working Capital and General Corporate Purposes(2)	(1,865,625)	(3,731,250)	(5,596,875)	(7,487,272)
Total Use of Proceeds	$18,656,250	$37,312,500	$55,968,750	$74,872,720

(1) Gross and Net proceeds do not include a deduction of offering expenses of this offering of approximately $100,000. We expect that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering, not including commissions, marketing costs or state filing fees.

(2) The amount for working capital and general corporate purposes is calculated as 10% of the gross proceeds of this offering and includes the accrual for the reimbursement amounts due under the Management Services Agreement. Additionally, this amount is intended to be allocated as follows: 90% of such amount shall be allocated to working capital, which includes the accrual amounts for the reimbursements due under the Management Services Agreement and 10% shall be allocated to general corporate purposes. The accrual for the reimbursement amounts due under the Management Services Agreement is based on allocation of employee time spent in connection with the Company, and will be paid out of working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI). The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including WWI, WFI and their other subsidiaries, other than to Worthy Management, Inc. pursuant to the terms of the Management Services Agreement. Additionally, 90% of the 10% of offering proceeds available for working capital and general corporate purposes is the maximum percentage of offering proceeds beyond which the Company would not transfer any additional funds to Worthy Management, Inc.

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During the next 12 months, we intend to, among other things, continue receiving net proceeds from this offering and pay the expenses of this offering with the net proceeds of this offering.

Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)

We acquire mortgages from real estate borrowers and other liens on and interests in real estate (Qualified Interests). The expense of doing so will from $1,000,000 to $1,500,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $11,193,750 during this time period, we intend to acquire mortgages in the amount of $7,188,480 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). If 50% of Worthy Property 2 Bonds are sold for net proceeds of $22,387,500 we intend to acquire mortgages in the amount of $14,414,280 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). If 75% of Worthy Property 2 Bonds are sold for net proceeds of $33,581,250 we intend to acquire mortgages in the amount of $21,658,920 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $44,775,000 we intend to acquire mortgages in the amount of $28,903,560 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). Additionally, the kinds of Qualified Interests we intend to acquire include direct holdings of 1 to 2 year term first and second position mortgages that are fully secured by real property. It is anticipated that these loans will be principally to (i) developers for the purpose of purchase and redevelopment of commercial and residential properties for resale, leasing, or other business use, (ii) commercial real estate buyers who do not qualify for traditional bank or government sponsored mortgage programs, and (iii) affordable housing and real estate related to sustainable energy projects. In addition, the Company may, but has not yet committed to, invest in the following Qualified Interests: interests in whole pool mortgage-backed securities (MBS) and debt obligations secured by a pool of whole mortgage loans.

Acquisition of Real Estate-Type Interests

We also acquire real estate-type interests, and the expense of doing so will range from $200,000 to $400,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $11,193,750 during this time period, we intend to acquire real estate-type interests in the amount of $1,684,800. If 50% of Worthy Property 2 Bonds are sold for net proceeds of $22,387,500 we intend to acquire real estate-type interests in the amount of $3,369,600. If 75% of Worthy Property 2 Bonds are sold for net proceeds of $33,581,250 we intend to acquire real estate-type interests in the amount of $5,054,400. Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $44,775,000 we intend to acquire real estate-type interests in the amount of $6,739,200. The kinds of real-estate type interests that we intend to acquire include direct holdings of 1 to 2 year term first and second position mortgages in which less than 100%, but at least 55%, of the fair market value of the loan is secured by real property. It is anticipated that these loans will principally be made to the same categories of businesses and individuals as described under Qualified Interests above.

Acquisition of Assets Unrelated to Real Estate

We also acquire assets unrelated to real estate, and the expense of doing so will range from $200,000 to $400,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $11,193,750 during this time period, we intend to acquire assets unrelated to real estate in the amount of $1,684,800. If 50% of Worthy Property 2 Bonds are sold for net proceeds of $22,387,500 we intend to acquire assets unrelated to real estate in the amount of $3,369,600. If 75% of Worthy Property 2 Bonds are sold for net proceeds of $33,581,250 we intend to acquire assets unrelated to real estate in the amount of $5,054,400. Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $44,775,000 we intend to acquire assets unrelated to real estate in the amount of $6,739,200. The kinds of assets unrelated to real estate that we intend to acquire include cash and cash equivalents, fixed income and equity securities in publicly traded or private entities, as well as debt and equity investments in operating companies involved in businesses other than real estate.

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Liquidity and capital resources

At September 30, 2025, we had total shareholder’s deficit of approximately $3,282,000 as compared to a total shareholder’s deficit of approximately $2,325,000 at March 31, 2025.

Our total assets increased by approximately $3,908,000 at September 30, 2025 as compared to March 31, 2025. We had approximately $3,728,000 cash on hand at September 30, 2025 as compared to approximately $3,623,000 cash on hand at March 31, 2025, and approximately $13,870,000 of gross mortgage loans receivable at September 30, 2025.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial startup costs and operating expenses initially generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI ), through funds raised by the parent in a variety of equity, debt, and convertible debt financings.

Worthy Property Bonds 2, Inc. had approximately $2,632,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $329,000 during the same period Worthy Property Bonds 2, Inc. had approximately $3,110,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $2,848,000 during the same period. These bond sales have been recorded as an increase in cash and an increase in bond liabilities, while the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

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Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated limited revenue and has a limited operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report.

We are dependent on advances from WFI and proceeds from this offering to provide capital for our operations. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of September 30, 2025.

Income Taxes

Worthy Property 2 Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

As of September 30, 2025, we had no federal and state income tax expense.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this offering circular, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

OUR BUSINESS

Our History

We were incorporated under the laws of the State of Florida on February 3, 2023. On February 3, 2023, we issued 100 shares of our $0.001 per share par value common stock in exchange for $5,000 to WFI. WFI is currently the sole shareholder of the Company’s common stock. Our wholly owned subsidiary, Worthy Lending VI, through which we operate our business, was organized as a limited liability company under the laws of the State of Delaware on February 13, 2023.

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Background – the Worthy group of companies

WFI was organized in 2016 to create a “Worthy Community” in an effort to help members achieve financial wellness. WFI was initially targeting the millennials who are surpassing the baby boomers as the nation’s largest living generation and to develop the Worthy Fintech Platform. WFI’s management believes that the millennial demographic in large part has a basic distrust of old guard financial institutions, is burdened by student loans and other debt, changes employment frequently and is unable to save money and/or fund a retirement program. At the same time there is a rapidly growing trend for peer financing.

Worthy Peer Capital, Inc.

WFI formed Worthy Peer Capital, Inc. in 2016 as a wholly owned subsidiary of WFI. Worthy Peer Capital, Inc.’s business model is centered around providing loans for smaller sub-prime businesses including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing. To a lesser extent, Worthy Peer Capital, Inc. may also provide loans to other borrowers, acquire equity interests in real estate, make fixed income and/or equity investments, provide factoring financing and other types of loans and investments, provided the amount and nature of such activities does not cause it to lose its exemption from regulations as an investment company pursuant to the 40 Act.

In January 2018, Worthy Peer Capital, Inc. commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable worthy bonds under our qualified Offering Statement (File No. 024-10766). In August 2018, Worthy Peer Capital, Inc. formed Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Worthy Lending, LLC provides loan and investment origination and processing services for Worthy Peer Capital, Inc. In September 2018, Worthy Peer Capital, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On March 17, 2020, Worthy Peer Capital, Inc. completed the offering of renewable worthy bonds. From January 2018 through March 17, 2020, Worthy Peer Capital, Inc. sold approximately $50 million aggregate principal amount of renewable worthy bonds to 12,285 investors.

On December 16, 2020, Worthy Peer Capital, Inc. filed an Offering Statement on Form 1-A with the SEC, as amended by Amendment Nos. 1, 2, and 3 to Form 1-A filed with the SEC on January 28, 2021, March 22, 2021, and May 27, 2021, respectively, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $60,000,000 aggregate principal amount of demand bonds. On November 20, 2023, Worthy Peer Capital, Inc.’s Offering Statement was declared abandoned.

On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the Company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,811,269 of Worthy Peer Capital Bonds are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of December 31, 2025, Worthy Peer Capital, Inc. has redeemed $42,188,709 of Worthy Peer Capital Bonds. Since December 31, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. On January 30, 2026, Worthy Peer Capital, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

Worthy Fintech Platform and Worthy App

In March 2018, WFI launched the Fintech Platform and Worthy App, a free mobile app which provides tools to help people easily invest including through “spare change” round ups. Round ups monetize debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can, subject to compliance with the terms of the round-up program, including, but not limited to, the user’s review of the Company’s current Offering Circular as delivered by the Company in accordance with Rule 251(d)(1)(iii) of Regulation A, purchase a $10.00 Worthy Bond. See “Our Business – Worthy Platform – Worthy App”. As described below, we expect that the Worthy App will also permit purchasers of Worthy Demand Bonds to utilize it in the same way to purchase our bonds offered pursuant to this offering circular.

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Worthy Management, Inc.

In October 2019, WFI began an internal reorganization to more efficiently utilize personnel at both WFI and its subsidiaries. In October 2019, WFI formed Worthy Management, Inc.

Worthy Peer Capital II

In October 2019, WFI formed Worthy Peer Capital II, Inc. and its wholly-owned subsidiary Worthy Lending II, LLC. Worthy Peer Capital II, Inc.’s business model is centered around providing loans for smaller sub-prime businesses including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing.

In March 2020, Worthy Peer Capital II, Inc. commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed the offering. From March 17, 2020 through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue 5.5% interest. $4,852,865 of Worthy Peer Capital II Bonds at December 31, 2025 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of December 31, 2025, Worthy Peer Capital II has redeemed $45,146,755 of Worthy Peer Capital II Bonds. On January 30, 2026, Worthy Peer Capital, Inc. was dissolved, with no remaining assets to be distributed to existing security holders.

Worthy Community Bonds, Inc.

In June 2020, WFI formed Worthy Community Bonds, Inc. and its wholly-owned subsidiary Worthy Lending III, LLC. Worthy Community Bonds, Inc.’s business model is centered around providing loans for smaller sub-prime businesses including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing.

In September 2020, Worthy Community Bonds, Inc. commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds under a qualified Offering Statement (File No. 024-11279). In September 2020, Worthy Community Bonds, Inc. began deploying the capital it had raised through sales of its demand bonds in accordance with its business model. On February 26, 2021, Worthy Community Bonds, Inc. completed the offering. From September 29, 2020 through February 26, 2021, Worthy Community Bonds, Inc. sold approximately $50,000,000 aggregate principal amount of demand bonds to 18,914 investors. As of December 31, 2025, there is $10,126,877 outstanding principal amount of demand bonds of Worthy Community Bonds, Inc.

On April 30, 2025, Worthy Community Bonds, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including real estate loans and loans secured by purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Community Bonds, Inc.’s overall loan portfolio. As a result, Worthy Community Bonds, Inc. paused the redemption of outstanding bonds while continuing to accrue interest at 7% until January 2026. $10,126,877 of Worthy Community Bonds at December 31, 2025 are subject to the pause of redemptions. Prior to the pause in redemptions Worthy Community Bonds, Inc. had redeemed $39,623,157 of Worthy Community Bonds. As of December 31, 2025, Worthy Community Bonds, Inc. has redeemed $39,824,696 of Worthy Community Bonds. Worthy Community Bonds, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Community Bonds, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Community Bonds, Inc., to provide capital contributions to Worthy Community Bonds, Inc., from a pending transaction.

Worthy Property Bonds, Inc.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. and its wholly-owned subsidiary Worthy Lending V, LLC (“Worthy Lending V”). It’s business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

On June 23, 2021, Worthy Property Bonds, Inc. filed an Offering Statement on Form 1-A with the SEC, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 to Form 1-A filed with the SEC on August 26, 2021, October 21, 2021, December 17, 2021, February 28, 2022, June 21, 2022, August 9, 2022, September 2, 2022, and September 27, 2022, respectively, for a public offering pursuant to Regulation A of $75,000,000 aggregate principal amount of demand bonds. The offering was qualified by the SEC on October 31, 2022. As of December 31, 2025, Worthy Property Bonds, Inc. has sold $75,000,000 of Worthy Property Bonds, of which $25,717,817 of Worthy Property Bonds remain outstanding.

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Our business model

On February 13, 2023, WFI formed us and our wholly-owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”). Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

We are an early stage company, which, through our wholly owned subsidiary Worthy Lending VI, plan to implement our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates. We will sell Worthy Property 2 Bonds in this offering to provide the capital for these activities

The Worthy Property 2 Bonds:

●	are priced at $10.00 each;
●	represent a full and unconditional obligation of our Company;
●	bore interest at 7% APY until January 1, 2026, at which point it was reduced to 6.5% APY. For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Worthy accounts;
●	depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular); and;
●	are subject to repayment at any time at the demand of the holder (subject to liquidity);
●	are subject to redemption by us at any time;
●	are not payment dependent on any underlying real estate loans or investments;
●	are transferable;
●	are unsecured.

For more information on the terms of Worthy Property 2 Bonds being offered, please see “Description of the Worthy Property 2 Bonds” beginning on page 49 of this offering circular.

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The Company has a limited operating history. Our management has raised substantial doubt about our ability to continue as a going concern based on these conditions and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the year ended March 31, 2025. We generate income from (i) the difference between the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and the interest we will pay to the holders of Worthy Property 2 Bonds and (ii) profits we realize on the sale of any interests in real estate that we acquire. We will use up to 10% of the proceeds from sales of Worthy Property 2 Bonds to provide working capital and general corporate purposes for our Company until such time as our revenues are sufficient to pay our operating expenses.

Until sufficient proceeds have been received by us from the sale of Worthy Property 2 Bonds in this offering we will rely on advances from our parent as to which we have no assurances. WFI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in this offering. If we do not raise sufficient funds in this offering or if our parent declines to make advances to us, we will not be able to implement our business plan, or may have to cease operations altogether. We will not be paying back any of the funds advanced to us by WFI and therefore there is no interest rate or maturity associated with such advances.

Recent Developments

The SPA

On December 11, 2023, WWI executed the SPA, as amended, to purchase from WFI all of the issued and outstanding equity of the Company and our affiliate, WPB2, as well as their two wholly-owned subsidiaries, Worthy Lending V and Worthy Lending VI. The Acquisition and all other transaction documents related thereto were terminated by WWI on February 4, 2026.

Plan of Operations

We are a newly organized company and since inception have worked on organizational and development matters and business operations. In February 2023, WFI contributed funds to us to pay our operating expenses. We have not generated significant revenues and are dependent on the proceeds from this offering and advances from WFI to provide funds to implement our business model. The Company will not be paying back to WFI, any of the contributions made to the Company by WFI, therefore there is no interest rate or maturity associated with such contributions by WFI.

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General

We continue to sell our Worthy Property 2 Bonds and invest the proceeds in real estate loans, real estate interests and other permissible activities in accordance with our business model.

In order to operate our Company for the next 12 months, we estimate that $2,500,000 in funds will be required. The source of such funds is anticipated to be up to 5% of the net proceeds from our sales of Worthy Property 2 Bonds in this offering and the remaining amount is expected to come from distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI).

We believe the proceeds from the sales of our Worthy Property 2 Bonds together with distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI) will allow us to operate for twelve months. However, the extent of our operations will be less depending on the amount of proceeds received and the results of operations of our operating subsidiary.

We are acquiring mortgage loans, smaller sub-prime developer mortgage loans, and other liens on and interests in real estate (Qualified Interests), real estate-type interests, and assets unrelated to real estate in accordance with our business model as we receive funds from selling the Worthy Property 2 Bonds in this offering through the efforts of the principals of the Company and through a network of referral sources including mortgage brokers, professional and business advisers, commercial banks and Chambers of Commerce and other business and trade organizations. The Company currently does not have any contracts with third parties related to the services it intends to provide.

Specific Plan of Operations and Milestones

Our plan of operations is as follows, assuming the sale of 25%, 50%, 75% and 100% of Worthy Property 2 Bonds in this offering for cash:

	If 25% of Bonds Sold for Cash	If 50% of Bonds Sold for Cash	If 75% of Bonds Sold for Cash	If 100% of Bonds Sold for Cash
Gross Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720
Offering Expenses (Underwriting discounts and commissions to placement agents and/or broker-dealers)	$0	$0	$0	$0

Net Proceeds(1)	$18,656,250	$37,312,500	$55,968,750	$74,872,720

Our intended use of the net proceeds is as follows:
Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)	(12,126,563)	(24,253,125)	(36,379,688)	(48,667,268)
Acquisition of Real Estate-Type Interests	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Acquisition of Assets Unrelated to Real Estate	(2,332,031)	(4,664,063)	(6,996,094)	(9,359,090)
Working Capital and General Corporate Purposes(2)	(1,865,625)	(3,731,250)	(5,596,875)	(7,487,272)
Total Use of Proceeds	$18,656,250	$37,312,500	$55,968,750	$74,872,720

(1) Gross and Net proceeds do not include a deduction of offering expenses of this offering of approximately $100,000. We expect that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering, not including commissions, marketing costs or state filing fees.

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(2) The amount for working capital and general corporate purposes is calculated as 5% of the gross proceeds of this offering and includes the accrual for the reimbursement amounts due under the Management Services Agreement. Additionally, this amount is intended to be allocated as follows: 90% of such amount shall be allocated to working capital, which includes the accrual amounts for the reimbursements due under the Management Services Agreement and 10% shall be allocated to general corporate purposes. The accrual for the reimbursement amounts due under the Management Services Agreement is based on allocation of employee time spent in connection with the Company, and will be paid out of working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI). The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including WFI and its other subsidiaries, other than to Worthy Management, Inc. pursuant to the terms of the Management Services Agreement. Additionally, 90% of the 10% of offering proceeds available for working capital and general corporate purposes is the maximum percentage of offering proceeds beyond which the Company would not transfer any additional funds to Worthy Management, Inc.

Acquisition of Mortgages and Other Liens on and Interests in Real Estate (Qualified Interests)

We acquire mortgages from real estate borrowers and other liens on and interests in real estate (Qualified Interests). The expense of doing so will ranges from $1,000,000 to $1,500,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $18,656,250 during this time period, we intend to acquire mortgages in the amount of $11,980,800 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). If 50% of Worthy Property 2 Bonds are sold for net proceeds of $37,312,500 we intend to acquire mortgages in the amount of $24,023,800 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). If 75% of Worthy Property 2 Bonds are sold for net proceeds of $55,968,750 we intend to acquire mortgages in the amount of $36,098,200 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $74,872,720 we intend to acquire mortgages in the amount of $48,172,600 from real estate borrowers and other liens on and interests in real estate (Qualified Interests). Additionally, the kinds of Qualified Interests we acquire include direct holdings of 1 to 2 year term first and second position mortgages that are fully secured by real property. It is anticipated that these loans will be principally to (i) developers for the purpose of purchase and redevelopment of commercial and residential properties for resale, leasing, or other business use, (ii) commercial real estate buyers who do not qualify for traditional bank or government sponsored mortgage programs, and (iii) affordable housing and real estate related to sustainable energy projects. In addition, the Company may, but has not yet committed to, invest in the following Qualified Interests: interests in whole pool mortgage-backed securities (MBS) and debt obligations secured by a pool of whole mortgage loans.

Acquisition of Real Estate-Type Interests

We also acquire real estate-type interests, and the expense of doing so ranges from $200,000 to $400,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $18,656,250 during this time period, we intend to acquire real estate-type interests in the amount of $2,808,000. If 50% of Worthy Property 2 Bonds are sold for net proceeds of $37,312,500 we intend to acquire real estate-type interests in the amount of $5,616,000. If 75% of Worthy Property 2 Bonds are sold for net proceeds of $55,968,750 we intend to acquire real estate-type interests in the amount of $8,424,000. Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $74,872,720 we intend to acquire real estate-type interests in the amount of $11,232,000. The kinds of real-estate type interests that acquire include direct holdings of 1 to 2 year term first and second position mortgages in which less than 100%, but at least 55%, of the fair market value of the loan is secured by real property. It is anticipated that these loans will principally be made to the same categories of businesses and individuals as described under Qualified Interests above.

Acquisition of Assets Unrelated to Real Estate

We also acquire assets unrelated to real estate, and the expense of doing so ranges from $200,000 to $400,000, depending upon the success of the offering. If 25% of Worthy Property 2 Bonds are sold for net proceeds of $18,656,250 during this time period, we intend to acquire assets unrelated to real estate in the amount of $2,808,000. If 50% of Worthy Property 2 Bonds are sold for net proceeds of $37,312,500 we intend to acquire assets unrelated to real estate in the amount of $5,616,000. If 75% of Worthy Property 2 Bonds are sold for net proceeds of $55,968,750 we intend to acquire assets unrelated to real estate in the amount of $8,424,000. Finally, if 100% of Worthy Property 2 Bonds are sold for net proceeds of $74,872,720 we intend to acquire assets unrelated to real estate in the amount of $11,232,000. The kinds of assets unrelated to real estate that we intend to acquire include cash and cash equivalents, fixed income and equity securities in publicly traded or private entities, as well as debt and equity investments in operating companies involved in businesses other than real estate.

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Worthy Fintech Platform

WFI has developed technology solutions, including the Worthy App and the Worthy Website that facilitate the purchase of Worthy Property 2 Bonds and provide information on accounts of the Worthy Bond investors. We refer to these as the “Worthy Fintech Platform.” These solutions have been expanded to offer the same and improved technology solutions to purchasers of our bonds. We license the rights to use the Worthy Fintech Platform from WFI pursuant to the terms of a Technology License Fee Agreement between the parties, dated February 8, 2023 (the “License Agreement”). Pursuant to the terms of the License Agreement we have the right to use the Worthy Fintech Platform in connection with the sale and management of “SEC Qualified bonds” (i.e. Worthy Property Bonds). The license fee is $5.00 per registered user per year, payable by us to WFI. The term of the License Agreement is two years, with automatic one year renewals unless terminated by us or WFI on thirty days prior written notice. It is anticipated that any such technology license fees will be payable from operating revenue and not from proceeds of this offering.

For additional information please see the License Agreement, which is an exhibit to the offering statement of which this offering circular forms a part. See “Where You Can Find More Information” appearing later in this offering circular.

Worthy App

The Worthy App is designed to support the target market for our bonds which we believe is approximately 74 million millennials, who spend more than $600 billion a year. The Worthy App seeks to provide an easy way for our target market to micro invest including monetizing their debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can purchase a $10.00 Worthy bond. The Worthy App is available via the web at worthybonds.com or for Apple iPhone users from the Apple Store and for Android phone users from Google Play.

Procedurally, Worthy App users download the application and simply link their bank account to the Worthy App. The following steps are involved when an Investor in Worthy Property 2 Bonds participates in the Company’s round up program:

●	When an investor decides to enroll in the round-up program, the investor is required to review the Company’s current Offering Circular and bond form, and confirm the terms and conditions of the applicable investor agreement.
●	The investor connects their debit card or credit card to the Worthy App.
●	The Company sends an email to the investor once the investor accumulates $10 under the round-up program, and requires the investor to approve the round-up transaction, review the Company’s current bond form and Offering Circular as delivered by the Company in accordance with Rule 251(d)(1)(iii) of Regulation A, and confirm the terms and conditions of the applicable investor agreement, within 48 hours.
●	If the investor doesn’t approve the round-up transaction per the initial email within the 48 hour period, the Company sends another email to the investor, providing the investor with a second 48 hour period to approve the transaction.
●	If the round-up transaction hasn’t been affirmatively approved by the investor within the foregoing 96 hour period, the round-up transaction is cancelled.
●	In the event an investor affirmatively approves a round-up transaction, the $10 is transferred from the investor’s bank account via ACH. All payments under the program go directly to Dwolla, the Company’s payment processor and then, after clearing, into the Company’s Worthy Property 2 Bond bank account.
●	Investors can exit the round-up program at any time by simply toggling the round-up selection to “off” in the Worthy App.

Users can also use the Worthy App make one time or recurring purchases of Worthy Property 2 Bonds.

Worthy Website

The Worthy Website offers users the following features:

●	Available online. You can purchase Worthy Property 2 Bonds through the Worthy Website;
●	No purchase fees charged. You will not be charged any commission or fees to purchase Worthy Property 2 Bonds through the Worthy Website. However, other financial intermediaries, if engaged, may charge you commissions or fees;
●	Invest as little as $10. You will be able to build ownership in Worthy Property 2 Bonds over time by making purchases as low as $10;
●	Flexible, secure payment options. You may purchase Worthy Property 2 Bonds electronically or by wire transfer, and funding instructions will be provided; and
●	Manage your portfolio online. You can view your bond purchases, redemptions, interest payments and other transaction history online, as well as receive tax information and other reports.

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Following your initial purchase of Worthy Property 2 Bonds, you can elect to participate in our auto-invest program, or the “Auto-Invest Program,” on the Worthy Website and App. This program allows you to automatically invest in additional Worthy Property 2 Bonds on a reoccurring basis (e.g., daily, weekly or monthly) subject to an amount and investment parameters that you designate.

Marketing

Our bonds are marketed through our website, on-line information sources, social networks, institutional (Colleges and universities, charities, trade associations and employers) and other marketing partner sources of introduction and referral. Any such marketing operations, as well as customer service operations related to bonds sales, will be based out of our principal office in Alpharetta, GA.

Worthy Causes

The Worthy Causes program helps non-profit organizations generate contributions from “smaller” donors via the spare change “round-up” tool on the Worthy App. Donors painlessly gather and donate funds by investing the “spare change” from their daily purchases throughout the year. We believe this program offers the following advantages:

●	Painless giving, donors support their causes without altering their lifestyle;
●	All giving was magnified by 7% APY until January 1, 2026, at which time was reduced to 6.5% APY, the base interest rate;
●	depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular); and
●	Supporting causes in the process.

To participate in this program, the donor simply links a debit or credit card within the Worthy App and every time the card is used it rounds the transactions up to the next whole dollar (so, for instance, $1.57 is rounded-up to $2.00). See “Our Business – Worthy Platform – Worthy App”. All such round-up transactions must be accomplished in full compliance with the terms of the Company’s round-up program, including, without limitation, the donor’s review the Company’s current bond form and Offering Circular as delivered by the Company in accordance with Rule 251(d)(1)(iii) of Regulation A. Whenever the “rounded-up” spare change reaches $10.00, and the investor affirmatively approves the round-up transaction, a purchase of our Worthy Property 2 Bonds is made. The bonds may then be donated to charitable causes, having earned interest at 7% APY until January 1, 2026, at which time it was reduced to 6.5% APY per year provided that the charity complies with new account on-boarding requirements. Depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular). As an alternative to donating bonds to a charity, a bond holder could liquidate its account and contribute the proceeds from liquidation of the bonds to charitable causes. In addition to, or instead of, our round-up program, donors can also simply buy a desired number of bonds and donate them to the cause of their choice or they can set a recurring monthly amount to invest making it an easy way to contribute. Investors will not be charged any transfer fee for making contributions of Worthy Property 2 Bonds via the Worthy Causes program.

Operations – Management Services Agreement with Worthy Management, Inc.

On February 8, 2023, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, Inc., an affiliate. Worthy Management, Inc. was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. This operational restructure was undertaken as a cost-sharing effort to more efficiently utilize personnel throughout the Worthy group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by Worthy Management, Inc.

Under the terms of the Management Services Agreement, Worthy Management, Inc. agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management, Inc.

Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management, Inc. for the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management, Inc. under the Management Services Agreement. The reimbursement amounts payable to Worthy Management, Inc. by the Company will accrue until the Company can make reimbursement payments to Worthy Management, Inc. from the proceeds of this offering allocated to working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI), which reimbursement payments will be made in advance on a monthly basis.

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The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses under the Management Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Worthy Management, Inc. based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. We have not yet determined the amount of this monthly reimbursement amount as it will be based on the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement and as Worthy Management, Inc. has not yet determined salary payment amounts or the benefits it’ll provide to our executive officers and the other personnel employed by Worthy Management, Inc.

There will be no fees under the Management Services Agreement.

The initial term of the Management Services Agreement will end on December 31, 2026 and will automatically renew for successive one year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

For additional information please see the Management Services Agreement, which is an exhibit to the offering statement of which this offering circular forms a part. See “Where You Can Find More Information” appearing later in this offering circular.

Employees

We do not have any full-time employees. We are dependent upon the services provided under the Management Services Agreement with Worthy Management, Inc. for our operations.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Executive Offices

Our principal office is located in Alpharetta, Georgia. Our affiliate, Worthy Property Bonds, Inc. is the tenant under the related lease agreement, and paid the initial rent, deposit, etc. It is anticipated that Worthy Management, Inc. will make future payments under the principal office lease, as well as potentially providing other office space to us, in each case under the terms of the Management Services Agreement described above. As described therein, we will reimburse Worthy Management, Inc. a to-be-determined portion of the total office expenses associated with office space. This amount has not been determined as of the date of this offering circular.

Competition

We compete with other companies that lend to the small developer mortgage industry. These companies include other smaller sub-prime developer mortgage lenders. We seek to, but may not be able to effectively compete with such competitors.

We believe we benefit from the following competitive strengths:

We are part of the Worthy Community. The Worthy App and websites (the “Worthy FinTech Platform”) are targeted primarily to the millennials who are part of the fastest growing segment of our population. We believe that they have a basic distrust of traditional banking institutions yet they have a need to accumulate assets for retirement or otherwise. The Worthy FinTech Platform provides for a savings and investing alternative for the millennials.

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We focus on an underserved banking sector. Due to higher costs, we believe that banks cannot profitably serve the smaller sub-prime developer mortgage industry. We believe that this area is one of our competitive strengths because we believe that there are not many lenders who are servicing these borrowers which leaves more room for the Company to pursue opportunities in this sector. Additionally, we believe that this area is one of our competitive strengths because many other lenders are not interested in loans to smaller sub-prime developers who seek to finance their real estate to provide funds for short term development of their properties. However, despite our intentions, we may never be profitable in this sector.

No Public Market

Although under Regulation A the Worthy Property 2 Bonds are not restricted, Worthy Property 2 Bonds are still highly illiquid securities. No public market has developed nor is expected to develop for Worthy Property 2 Bonds, and we do not intend to list Worthy Property 2 Bonds on a national securities exchange or interdealer quotational system. You should be prepared to hold your Worthy Property 2 Bonds as Worthy Property 2 Bonds are expected to be highly illiquid investments.

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MANAGEMENT

Directors and Executive Officers

The following table provides information on our current executive officers and directors:

Name	Age	Positions
Dara Albright	53	President, Chief Executive Officer, Chief Marketing Officer and Director
Alan Jacobs	84	Treasurer (Chief Financial Officer), Secretary and Director
Sally Outlaw	62	Director

Dara Albright serves as our President, Chief Executive Officer, Chief Marketing Officer and a member of our Board of Directors. Ms. Albright has also served as a member of the Board of Directors of WFI since 2016. Ms. Albright is the host of the DWealth Muse podcast and co-founder of DWealth Education, platforms that provide information to bridge the gap between conventional finance and emerging Fintech models. For more than the past 11 years she has served as President of Dara Albright Media where she produced numerous fintech events. Ms. Albright is a recognized authority, thought provoker and frequent speaker on topics relating to fintech digital finance, cryptofinance, peer finance and crowd finance. She possesses a distinguished 30-year career in financial services encompassing IPO execution, investment banking, trading, corporate communications, financial conference production as well as institutional and retail sales. Ms. Albright was one of the earliest voices covering the JOBS Act and advocating for greater democracy in the equity and credit markets. She co-founded LendIt Fintech, now one of the largest fintech conference platforms in the world. Ms. Albright presently advises organizations on their fintech, blockchain and digital finance initiatives, and currently serves on the boards of emerging fintech companies and alternative asset funds.

Alan Jacobs serves as our Treasurer (Chief Financial Officer) and Secretary, and as a member of our Board of Directors. Mr. Jacobs serves as President of our Worthy Lending VI subsidiary. Mr. Jacobs also serves as Executive Vice President, Chief Operating Officer, and a member of the Board of Directors of WFI wholly owned subsidiaries Worthy Peer Capital, Inc. Worthy Peer Capital II, Inc., Worthy Community Bonds, Inc., Worthy Community Bonds II, Inc., Worthy Property Bonds, Inc. and as President of their respective wholly owned loan and investment subsidiaries, all since their respective dates of organization. Prior to joining the Worthy companies, he had been engaged as a business consultant for various early-stage companies. From 2016 to 2018 Mr. Jacobs was the Founder and President of CorpFin Management Group where he was focused on business development, strategic planning, and corporate development. From September 2014 to December 2015, Mr. Jacobs was associated with ViewTrade Securities, a FINRA registered broker-dealer where he was focused on advisory and corporate services. Prior to that time and for more than 30 years, Mr. Jacobs was associated with several FINRA registered broker-dealers including Ladenburg Thalman, Josephthal & Company, and Capital Growth Securities. Mr. Jacobs received his bachelor’s degree from Franklin and Marshall College in 1963 and law degree from Columbia University in 1966. He was also president of Wheelchair Fitness Inc. and director of business development of SSTI, Inc. from 2015 to 2018.

Sally Outlaw serves as a member of our Board of Directors. Since 2016, she has also served as Chief Executive Officer of WFI where she engages in defining long term strategy, product development and implementing the Company vision. In addition, Ms. Outlaw serves as Chief Executive Officer and a member of the Board of Directors of the Companies’ wholly owned subsidiaries Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Community Bonds, Inc., Worthy Community Bonds II, Inc., Worthy Property Bonds, Inc. and Worthy Management, Inc., all from their respective dates of incorporation. From October 2010 to December 2015, she was the president of Peerbackers Advisory LLC, which engaged in all aspects of crowd funding and provides services to help clients navigate the world of crowd finance including the capital and investment opportunities offered through The JOBS ACT. Ms. Outlaw was also president and CEO of Peerbackers Advisory LLC, formerly an inactive SEC-registered investment advisor and a wholly owned subsidiary of WFI prior to the voluntary dissolution of Peerbackers Advisory LLC on January 16, 2021. Ms. Outlaw previously held a Series 65 license as a Registered Investment Advisor and is also a licensed real estate broker. Ms. Outlaw received her B.A. in Communications and Media Studies from the University of Minnesota in 1984. Ms. Outlaw brings extensive knowledge and experience in the financial industry which we believe will be of great value to the Company.

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The term of office of each director is until the next annual election of directors and until a successor is elected and qualified or until the director’s earlier death, resignation, or removal. Officers are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships between any of the executive officers and directors.

Involvement in Certain Legal Proceedings

No executive officer, member of the board of directors or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

CONFLICTS OF INTEREST

We are subject to a number of conflicts of interest arising out of our relationship with WFI and its subsidiaries, including the following:

●	WFI is our parent company and our sole shareholder. WFI is also the sole shareholder of Worthy Management, Inc., Worthy Peer Capital, Inc. (which has been dissolved), Worthy Peer Capital II, Inc. (which has been dissolved), Worthy Community Bonds, Inc., and Worthy Property Bonds, Inc. Accordingly, its executive officers and directors have fiduciary obligations to a number of entities;

●	Certain of our executive officers and directors are also executive officers and directors of Worthy Community Bonds, Inc., Worthy Property Bonds, Inc. and Worthy Management, Inc. and they do not devote all of their time and efforts to our Company;

●	Our affiliated entity, Worthy Property Bonds, Inc., has implemented a business model similar to ours. Specifically, its model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Accordingly, WFI and certain of our executive officers and directors may have conflicts of interests pertaining to the investments made by each company; and

●	The terms of the Management Services Agreement with Worthy Management, Inc. were not negotiated on an arms-length basis and the amounts to be reimbursed thereunder will be equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement, will be determined by certain of our executive officers and directors who are also executive officers and directors of Worthy Management, Inc.

There are no assurances that any conflicts which may arise will be resolved in our favor. In addition, as a bondholder you have no right to vote upon or receive notice of any corporate actions we may undertake which you might otherwise have if you owned equity in our Company.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers will not be separately compensated by us. As described earlier in this offering statement under “Management – Management Services Agreement with Worthy Management, Inc.,” Under the terms of the Management Services Agreement, Worthy Management, Inc. agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management, Inc. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management, Inc. for the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management, Inc. under the Management Services Agreement. The reimbursement amounts payable to Worthy Management, Inc. by the Company will accrue until the Company can make reimbursement payments to Worthy Management, Inc. from the proceeds of this offering allocated to working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI), which reimbursement payments will be made on a monthly basis. The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses under the Management Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Worthy Management, Inc. based upon the amount of time they devote to us, as well as an allocation of our office expenses. The amount of this monthly reimbursement amount is based on the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement. Our directors do not receive additional compensation for their Board services. We do not expect that this management sharing arrangement will change in the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On February 8, 2023, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, Inc., an affiliate. The terms of the Management Services Agreement with Worthy Management, Inc. were not negotiated on an arms-length basis and the amounts to be reimbursed thereunder will be equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement.

Under the terms of the Management Services Agreement, Worthy Management, Inc. agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management, Inc. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management, Inc. for the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management, Inc. under the Management Services Agreement. The reimbursement amounts payable to Worthy Management, Inc. by the Company will accrue until the Company can make reimbursement payments to Worthy Management, Inc. from the proceeds of this offering allocated to working capital and distributions from Worthy Lending VI, the Company’s operating subsidiary (generated from the income from the operations from Worthy Lending VI), which reimbursement payments will be made in advance on a monthly basis.

The reimbursement amount under the Management Services Agreement, are equal to the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses under the Management Services Agreement for the Company and consist of both a portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Worthy Management, Inc. based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. The amount of this monthly reimbursement amount is based on the costs incurred by Worthy Management, Inc. in paying for the staff and office expenses for the Company under the Management Services Agreement.

There are no fees under the Management Services Agreement.

On February 3, 2023, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On February 8, 2023, the Company entered into License Agreement with WFI to pay a license fee to WFI for the use of the Worthy Fintech Platform in the amount of $5.00 per registered user per year.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At December 31, 2025, the Company had 100 shares of our common stock issued and outstanding which are held by WFI. The following table sets forth information regarding the beneficial ownership of WFI’s common stock by:

●	each person known by us to be the beneficial owner of more than 5% of its common stock;

●	each of its directors;

●	each of its named executive officers; and

●	WFI’s named executive officers and directors as a group.

As of December 31, 2025, there are 2,397,555 shares of WFI’s common stock issued and outstanding. Unless specified below, the business address of each of WFI’s stockholders is c/o the Company at One Boca Commerce Center, 551 NW 77th Street, Suite 206, Boca Raton, Florida 33487. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of WFI’s common stock outstanding on that date and all shares of its common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of WFI’s common stock owned by them, except to the extent that power may be shared with a spouse.

	Common Stock
Name and Address of Beneficial Owner	Shares	%
Sally Outlaw (1)	939,652	39.2%
Alan Jacobs (2)	411,200	17.1%
Jungkun (“Jang”) Centofanti (3)	206,235	8.6%
Todd Lazenby (4)(6)	35,000	1.5%
Dara Albright (5)(6)	53,889	2.2%
All WFI officers and directors as a group (five persons) (1)(2)(3)(4)(5)(6)	1,645,976	68.65%
Pohlman Living Trust (7)	200,000	8.3%
Jack W. Richards and Susan Richards	380,712	15.9%

(1)	Includes 70,000 shares issuable upon the exercise of vested stock options.

(2)	Includes 70,000 shares issuable upon the exercise of vested stock options.

(3)	Includes 164,635 shares issuable upon the exercise of vested stock options.

(4)	Includes 15,000 shares issuable upon the exercise of vested stock options.

(5)	Includes 33,889 shares issuable upon the exercise of vested stock options.

(6)	Non-executive member of WFI’s Board of Directors.

(7)	Dr. Randolph H. Pohlman holds voting and dispositive control over securities held of record by the trust.

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DESCRIPTION OF THE WORTHY PROPERTY 2 BONDS

Worthy Property 2 Bonds

General. Worthy Property 2 Bonds, with a total value of up to $75 million will be offered on a continuous basis, under this offering circular. The Worthy Property 2 Bonds will be offered in increments of $10.00. No more than $75 million of Worthy Property 2 Bonds will be offered pursuant to this offering circular in any 12-month period.

Maturity. The Worthy Property 2 Bonds have no maturity date.

Interest. Compound interest accrued on the Outstanding Principal Balance at the fixed interest rate of 7% APY until January 1, 2026, at which point it was reduced to 6.5% APY, the base interest rate. from the date that the purchase funds have cleared. Interest shall be computed on the basis of a year consisting of 360 days, with interest credited daily to the payee’s account consisting of the same daily amount regardless of the actual number of days in such month. Upon credit of the interest to payee’s account, the interest shall be deemed paid in full. For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Worthy accounts. Depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate, though the base interest rate will not be reduced below 6% APY (any future changes to the interest rate, or extensions of a temporary interest rate, will be employed through the filing of a post qualification amendment or supplement, to this Offering Circular).

Repayment on Demand of Holder. Except as otherwise provided herein, and subject to the liquidity of the Company, the Worthy Property 2 Bonds are subject to repayment at the demand of bond holders at any time. The bond holder has the right to cause the Company to repay the bond upon five (5) days’ notice and the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder’s account within five (5) business days; provided, however, if the bond holder requests a repayment of Worthy Property 2 Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such bond holder within thirty (30) days of the request for such repayment.

Redemption by Company. Each Worthy Property 2 Bond is redeemable by us at any time at par value plus any accrued but unpaid interest up to but not including the date of redemption. The Worthy Property 2 Bonds are redeemable upon five (5) days’ notice by the Company to the bond holder and the outstanding principal balance together with the interest will be credited to the bond holder’s account within five (5) business days following the redemption date.

Security; Ranking; Sinking Fund. The Worthy Property 2 Bonds will be general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Worthy Property 2 Bonds by their terms. We may issue secured debt in our sole discretion without notice to or consent from the holders of Worthy Property 2 Bonds. There is no sinking fund.

Fees. Worthy Property 2 Bond investors are not charged a servicing fee for their investment, but you may be charged a transaction fee if your method of payment requires us to incur an expense. The transaction fee will be equal to the amount that the Company will be charged by the payment processor. Other financial intermediaries, however, if engaged by you, may charge you commissions or fees.

Form and Custody. Worthy Property 2 Bonds will be issued by computer-generated program on our website and electronically signed by us in favor of the investor. The Worthy Property 2 Bonds will be stored by us and will remain in our custody for ease of administration with a copy available in investor’s Bond account.

Transfer. The Worthy Property 2 Bonds are transferable free of charge.

Conversion or Exchange Rights. The Worthy Property 2 Bonds are not convertible or exchangeable into any other securities.

Events of Default. The following will be events of default under the Worthy Property 2 Bonds:

●	subject to liquidity, if we fail to pay interest when due and our failure continues for 90 days;
●	subject to liquidity, if we fail to pay the principal, or premium, if any, when due whether by demand of a bond holder or by our redemption; and
●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of Worthy Property 2 Bonds may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

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No Personal Liability of Directors, Officers, Employees and Shareholders. No incorporator, shareholder, employee, agent, officer, director, affiliate or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any Worthy Property 2 Bonds.

Assets and Income from Operating Subsidiary. As Worthy Lending VI is a wholly owned subsidiary of the Company, we expect that the loans and other assets of Worthy Lending VI, and the returns from the operations of such loans and assets, will generally remain available to support and fund the payment obligations of the Company with respect to the Worthy Property 2 Bonds. While there is no formal security agreement in place with respect to these loans and other assets within Worthy Lending VI (and while any current and future creditors of Worthy Lending VI may also have recourse to the assets of the entity), as the Company is the sole member of Worthy Lending VI we expect that the Company will retain the right at any time to cause the distribution of available funds from Worthy Lending VI up to the Company so that the Company may meet such payment obligations.

Governing Law.

Worthy Property 2 Bonds and the Worthy Property Bond 2 Investor Agreement will be governed and construed in accordance with the laws of the State of Florida.

Arbitration.

Pursuant to the terms of the Worthy Property Bond 2 Investor Agreement, the holders of Worthy Property 2 Bonds and the Company will agree to (i) resolve disputes of the holders of Worthy Property 2 Bonds through binding arbitration or small claims court, instead of through courts of general jurisdiction or through a class action and (ii) waive the right to a trial by jury and to participate in any class action, except in cases that involve personal injury.

Pursuant to the terms of the Worthy Property Bond 2 Investor Agreement, if a holder of Worthy Property 2 Bonds does not agree to the terms of the arbitration provision, the holder of Worthy Property 2 Bonds may opt-out of the arbitration provision by sending an arbitration opt-out notice to the Company within thirty (30) days of the holder’s first electronic acceptance of the Worthy Property Bond 2 Investor Agreement. If the opt-out notice is not received within thirty (30) days, the holder of Worthy Property 2 Bonds will be deemed to have accepted all terms of the arbitration provision, including the class action and jury waiver. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers.

As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Florida, we believe that the arbitration provision in the Worthy Property Bond 2 Investor Agreement is enforceable under federal law and the laws of the State of Florida. Although holders of Worthy Property 2 Bonds will be subject to the arbitration provisions of the Worthy Property Bond 2 Investor Agreement, the arbitration provisions do not preclude holders of Worthy Property 2 Bonds from pursuing claims under the Exchange Act and Securities Act in federal courts. THE ARBITRATION PROVISION OF THE WORTHY PROPERTY BOND INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY 2 BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION PROVISION OF THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Jury Trial and Class Action Waivers.

The Worthy Property Bond 2 Investor Agreement provides that, to the extent permitted by law, each party to the Worthy Property Bond 2 Investor Agreement waives the right to a jury trial or class action of any claim they may have against us arising out of or relating to our Worthy Property 2 Bonds or the Worthy Property Bond 2 Investor Agreement. If we were to oppose a jury trial or class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial or class action. The bondholders of Worthy Property 2 Bonds will be subject to these provisions of the Worthy Property Bond 2 Investor Agreement to the extent permitted by applicable law. THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION CONTAINED IN THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER AND CLASS ACTION WAIVER PROVISIONS OF THE WORTHY PROPERTY BOND 2 INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers.

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Exclusive Forum Provision

Section 7.4 of our Bylaws provides that “[u]nless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Act, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located in the county in which the principal office of the corporation in the State of Florida is established, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This choice of forum provision may limit a bondholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our Bylaws to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Fee Shifting Provision

Section 7.4 of our Bylaws provides that “[i]f any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action.”

In the event you initiate or assert a claims against us, in accordance with the dispute resolution provisions contained in our Bylaws, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY PROPERTY 2 BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

The form of Worthy Property 2 Bond is filed as an exhibit to the offering statement of which this offering circular forms a part. See “Where You Can Obtain More Information” appearing later in this offering statement.

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INDEMNIFICATION OF DIRECTORS AND OFFICERS

We were organized under the laws of the State of Florida and are subject to the Florida Business Corporation Act, or the “FBCA.” Subject to the procedures and limitations stated therein Section 607.0831 of the FBCA provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless (a) the director breached or failed to perform his duties as a director and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the liability provisions of Section 607.0834 of the FBCA, relating to a director’s liability for voting in favor of or assenting to an unlawful distribution, are applicable; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

Subject to the procedures and limitations stated therein, Section 607.0850(1) of the FBCA empowers a Florida corporation, such as us, to indemnify any person who was or is a party to any proceeding (other than any action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 607.0850(2) of the FBCA also empowers a Florida corporation, such as us, to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Pursuant to our Articles of Incorporation, to the fullest extent permitted by the FBCA, the Company shall indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit or proceeding by reason of the fact that such person (i) is or was a director of the Company; (ii) is or was serving at the request of the Company as a director of another corporation, provided that such person is or was at the time a director of the Company or (ii) is or was serving at the request of the Company as an officer of another corporation, provided that such person is or was at the time a director of the Company or a director of such other corporation, serving at the request of the Company. Unless otherwise expressly prohibited by the FBCA, and except as otherwise provided in the previous sentence, the Board of Directors of the Company shall have the sole and exclusive discretion, on such terms and conditions as it shall determine, to indemnify, or advance expenses to, any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact such person is or was an officer, employee or agent of the Company as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our Bylaws provide the Company with the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

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Further, our Bylaws provide the Company with the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Further, our Bylaws provide that to the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any proceeding referred to above or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

Further, our Bylaws provide that any indemnification provided by the Company, unless pursuant to a determination by a court, shall be made by the Company only as authorized in the specific case upon determination that such indemnification is proper, to be made by the Board of Directors of the Company, by independent legal counsel or by shareholder vote.

The indemnification provided pursuant to Section 607.0850 of the FBCA, our articles of incorporation and our Bylaws provide, are not exclusive, and the Company may, as applicable, provide additional indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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PLAN OF DISTRIBUTION

Up to $75 million of our Worthy Property 2 Bonds are being offered pursuant to this offering circular. Prospective investors will be referred to the Worthy App (which may be downloaded for free from the Apple Store or from Google Play) or Worthy Website at www.worthypropertybonds.com or www.worthybonds.com, which are powered by the Worthy Technology Platform the Company has licensed from its parent company, WFI, to review this Offering Circular and the subscription agreement. This Offering Circular will be furnished to prospective investors before or at the time of all written offers and will be available for viewing on our website, as well as on the SEC’s website at www.sec.gov.

It is anticipated that Worthy Property 2 Bonds will be offered and sold in all states, Puerto Rico and the District of Columbia.

No person or entity receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to this offering of the Worthy Property 2 Bonds.

Set forth below is the procedure for subscribing to purchase Worthy Property 2 Bonds:

Establishing a Worthy Property 2 Bonds Account on the Worthy Website

The first step to being able to purchase Worthy Property Bonds is to set up an account, which we refer to as a “Worthy Property 2 Bonds Account.” In order to set up a Worthy Property 2 Bonds Account, you need to do the following:

●	if you are an individual, you will need to establish a Worthy Property 2 Bonds Account through the Worthy Website or App by registering and providing your name, email address, social security number, the type of account and other specified information;
●	if you are subscribing for the Worthy Property 2 Bonds as a corporation, limited liability company, partnership, or other entity, the entity will need to establish a Worthy Property 2 Bonds Account through the Worthy Website by registering and providing the name of the organization, the type of organization, email address, tax identification number, type of account and other specified information; and
●	in either case, you must agree to our terms of use and privacy policy which provide for the general terms and conditions of using the Worthy Website and other applicable terms and conditions.

By subscribing for Worthy Property 2 Bonds, you will be consenting to receiving all notifications required by law or regulation or provided for by the Worthy Website electronically at your last electronic address you provided to us.

After you have successfully registered with the Worthy Website or App, you may view the Worthy Property 2 Bond offering circular and related documents. Please note that you are not obligated to submit a subscription for any Worthy Property 2 Bonds simply because you have registered on the Worthy Website.

If you have difficulty opening an account or otherwise using the Worthy Website, you may use the live help button on the website or the App to connect with a customer service representative. Customer service representatives will help you with technical issues related to your use of the Worthy Website. However, customer service representatives will not provide you with any investment advice, nor how much to invest in Worthy Property 2 Bonds, or the merits of investing or not investing in Worthy Property 2 Bonds.

Establishing an Account Using the Worthy App

Procedurally, Worthy App users register on the application via the worrthybonds.com website or via the mobile App, which may be downloaded for free from the Apple Store or from Google Play and simply link to their bank account. Whenever users want to buy a bond they click the “Buy Bonds” button to purchase. If they would like to purchase via their spare change round-ups they can also link a debit card or credit card to the App for this purpose. If the round-up feature is engaged, every time the user shops or completes any checking account transaction, the App automatically rounds up their purchase to the next dollar, tracks the spare change and then permits the user to, subject to compliance with the terms of the round-up program, including, but not limited to, the user’s review the Company’s current Offering Circular as delivered by the Company in accordance with Rule 251(d)(1)(iii) of Regulation A, use it to invest in the Worthy Property 2 Bonds. The user’s linked bank account is monitored and the money is transferred via ACH once the round up amounts reach $10.00. See “Our Business – Worthy Platform – Worthy App”. Users can also make one time or recurring purchases of Worthy Property 2 Bonds.

Subscribing for Worthy Property 2 Bonds

Once you have opened a Worthy Property 2 Bond Account, in order for you to complete a subscription for Worthy Property 2 Bonds, you must first provide funds. We will instruct you on how to do so. You may then submit purchase orders by:

●	indicating the amount of Worthy Property 2 Bonds that you wish to purchase;
●	reviewing the applicable offering circular for Worthy Property 2 Bonds, including the Form of Bond;
●	submitting a subscription order by clicking the “Buy Bonds” button; and
●	reviewing the subscription to ensure accuracy, checking the box to confirm accuracy and confirming the subscription by clicking the confirmation button.

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You will not be able to subscribe for a Worthy Property 2 Bond unless you have completed all of the above steps.

Once you submit a subscription to the Worthy Website, your subscription will constitute an offer to purchase Worthy Property 2 Bonds. For purposes of the electronic order process at the Worthy Website, the time as maintained on the website will constitute the official time of a subscription.

As part of these terms and conditions to subscribe to purchase Worthy Property 2 Bonds, you will be required to certify to us that:

●	you will have had the opportunity to view this offering circular and any offering circular supplement each time you purchase Worthy Property 2 Bonds;
●	if you are an individual investor, your subscription is submitted for and on behalf of your account;
●	if you are an organization, your subscription has been submitted by an officer or agent who is authorized to bind the organization; and
●	you had the opportunity to review the Worthy Property Bond 2 Investor Agreement, meet the qualifications to subscribe for Worthy Property 2 Bonds and agree to be legally bound by the terms and conditions of the agreement.

Your subscription and all other consents submitted through the Worthy Website are legal, valid and enforceable contracts. We are not providing any investment or tax advice to subscribers of Worthy Property Bonds. We are not a broker dealer or investment adviser. The Worthy Property 2 Bonds may not be a suitable investment for you, even if you qualify to purchase Worthy Property 2 Bonds. Moreover, even if you qualify to purchase Worthy Property 2 Bonds and place a subscription, you may not receive an allocation of Worthy Property 2 Bonds for any number of reasons.

Fees and Expenses

The Company expects that the amount of expenses of the offering will be approximately $100,000, including professional and compliance fees and other costs of the offering.

Minimum and Maximum Investment Amount

The minimum investment amount per subscriber in this offering is $10. There is no maximum investment amount per subscriber in this offering.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Worthy Property 2 Bonds on a best efforts basis. As there is no minimum offering amount, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Worthy Property Bond 2 Referral Program

The Company has created the Worthy Property Bond 2 Referral Program (“Bond Referral Program”) to provide (i) investors (each a “Referrer”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth herein the opportunity to receive Worthy Property 2 Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Referees under the Referral Program need only open an account with the Company on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order to be eligible to receive a Referral Bond. Referees are not required to purchase a Worthy Property 2 Bond in order to be eligible to received a Referral Bond. Each eligible Referrer and eligible Referree will be entitled to receive an award of one Worthy Property 2 Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property 2 Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property 2 Bonds. Referral Bonds will be fulfilled through Worthy Property 2 Bonds issued under the offering statement of which this Offering Circular forms a part. Once the Company has issued $125,000 of Referral Bonds, the Worthy Property Bonds 2 Referral Program will be closed. As of December 31, 2025, the Company has $117,900 of Referral Bonds available under the program.

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Referral Bonds

A Referral Bond will be made to each an eligible Referrer and eligible Referree to receive one Worthy Property 2 Bond valued at $10.00 each per eligible referral for which an eligible Referrer refers an eligible Referree as a result of which the Referree has opened a qualifying account using a unique referral link designated to the Referrer (the “Referral Offer”). The Referree would not be required to fund his or her account on the Worthy Fintech Platform in order for the Referrer and the Referree to each receive a Referral Bond. In other words, the Referree would not be required to purchase a Worthy Property 2 Bond in order for the Referrer and the Referree to each receive a Referral Bond. The Worthy Property 2 Bond will be awarded at the account level. We will generally process a Referral Bond for a Referral Offer and deposit the Worthy Property 2 Bond issued pursuant to the Referral Bond in such Referrer’s account and Referree’s account within 15 days following the date the Referree opens a qualifying account with the unique referral link designated to the Referrer. Notwithstanding the foregoing, Referral Bonds are limited to 50 Worthy Property 2 Bonds per Referrer account and per Referree account per calendar year.

There are no expenses charged to participants in connection with Referral Bonds under the Bond Referral Program. All costs of administering the Bond Referral Program will be paid by us. Our Worthy Property 2 Bonds may not be available under the Bond Referral Program in all states or jurisdictions. We are not making an offer to sell our Worthy Property 2 Bonds in any jurisdiction where the offer or sale is not permitted.

This offering circular sets forth the terms of the Bond Referral Program. We will determine any question of interpretation arising under the Bond Referral Program, and any such determination will be final. Any action taken by us to effectuate the Bond Referral Program in the good faith exercise of our judgment will be binding on all parties.

Any questions regarding the Bond Referral Program should be referred to our customer care at support@worthy.us.

Eligibility

In order for you to receive a Referral Bond as a Referrer for referring a friend or family member to join the Worthy community or as a Referree for joining the Worthy community, such Referree must open an account on the Worthy Fintech Platform and must have used to open the Referree’s account the unique referral link that we assigned to the Referrer. The Referree would not be required to fund his or her account on the Worthy Fintech Platform in order for the Referrer and the Referree to receive a Referral Bond. In other words, the Referree would not be required to purchase a Worthy Property 2 Bond in order for the Referrer and the Referree to each receive a Referral Bond. You must be a U.S. resident of majority age and you must meet the Applicable Restrictions set forth below.

Applicable Restrictions

The following types of Referrer and Referree accounts are excluded from eligibility to receive a Referral Bond: government accounts, employee accounts, other accounts designated by the Company as “special” accounts, VIP accounts, and dealer accounts. To determine if your account is eligible, you should check your account at the Worthy App or at www.worthybonds.com, or contact our customer service at support@worthy.us

The Bond Referral Program is currently available only to U.S. residents (including residents of Puerto Rico), and you may only participate if you are of the age of majority for the state in which you reside. We may later allow foreign residents to join the Bond Referral Program, which may depend upon your country of residence and other factors as we determine in our discretion. Referral Bonds are limited to 50 Worthy Property 2 Bonds per Referrer account and per Referree account per calendar year.

If the Referrer or Referree requests the repayment of Worthy Property 2 Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such Referrer or Referree within thirty (30) days of the request for such repayment.

Referral Bonds are not transferable.

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Electronic Book-Entry of Worthy Property 2 Bonds

Worthy Property 2 Bonds in the Bond Referral Program will be maintained in your name in book-entry form. Physical certificates are not available. As of December 31, 2025, the balance of securities remaining unissued in the Company’s Referral Program is 12,312 Worthy Property 2 Bonds.

Worthy Property Bonds 2 Rewards Program

We also created the Worthy Property Bonds 2 Rewards Program (the “Bond Rewards Program”) to provide investors who meet certain eligibility criteria the opportunity to receive free Worthy Property Bonds 2 (a “Reward Bond”). The Bond Reward Program was terminated by the Company on December 31, 2024, after having issued 228 Reward Bonds thereunder. The remaining Bonds allocated to the Bond Rewards Program at the time of termination thereof have been added to the total amount of Bonds available for sale for cash under this Offering Circular. Any Reward Bonds issued and outstanding as of the date of termination of the Bond Rewards Program will remain outstanding and unchanged.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Worthy Property 2 Bonds are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, which we refer to as the “Securities Act.”). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Worthy Property 2 Bonds offered hereby are offered and sold only to “qualified purchasers” or at a time when the Worthy Property 2 Bonds are listed on a national securities exchange. “Qualified purchasers” include:

●	“accredited investors” under Rule 501(a) of Regulation D of the Securities Act; and

●	all other investors so long as their investment in Worthy Property 2 Bonds does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

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Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the Offering. The only investor in this Offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse or spousal equivalent in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse or spousal equivalent, exceeds $1,000,000 at the time you purchase the Worthy Property 2 Bonds (please see below on how to calculate your net worth);

(iii)	You are a director, executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust or a partnership or limited liability company, not formed for the specific purpose of acquiring the Worthy Property 2 Bonds, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an investment advisor registered pursuant to the Investment Advisers Act of 1940 or registered pursuant to the laws of a state, an investment advisor relying on the exemption of registering with the SEC under the Investment Advisers Act of 1940, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, or a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act, or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Worthy Property 2 Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Worthy Property 2 Bonds; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix)	You are an entity, of a type not listed in the above paragraphs iv, v, vi, vii, or viii, not formed for the specific purpose of acquiring the Worthy Property 2 Bonds, owning investments in excess of $5,000,000;

(x)	You are a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

(xi)	You are a “family office,” as defined by the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, and is not formed for the specific purpose of acquiring the Worthy Property 2 Bonds, and your prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

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(xii)	You are a “family client,” as defined under the Investment Advisers Act of 1940, of a family office meeting the requirements in the above paragraph xi, and your prospective investment in the issuer is directed by such family office pursuant to the above paragraph xi.

For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Worthy Property 2 Bonds.

In order to purchase Worthy Property 2 Bonds and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Offering Period and Expiration Date

The termination of the offering will occur on the earlier of (i) the date that subscriptions for and rewards of the Worthy Property 2 Bonds offered hereby equal $75,000,000, (ii) June 21, 2026, the 3 year anniversary of the date of qualification, or (ii) an earlier date determined by the Company in its sole discretion. We reserve the right to terminate this offering for any reason at any time. The offering of Worthy Property 2 Bonds for cash could terminate prior to the Bond Referral Program offering if we have sold all of the Worthy Property 2 Bonds but have not issued all of the Worthy Property 2 Bonds in the Bond Referral Program offering. The Bond Referral Program offering could terminate prior to the offering of Worthy Property 2 Bonds for cash if all of the Worthy Property 2 Bonds offered in the Bond Referral Program offering have been awarded but not all of the Worthy Property 2 Bonds for cash have sold. If one of these offerings has closed but the other offering is ongoing, we will inform investors by filing a supplement to this offering circular with the SEC.

Worthy Website Operation

Although the Worthy Website and App has been designed to handle numerous purchase orders and prospective investors, we cannot predict the response of the Worthy Website to any particular issuance of Worthy Property Bonds pursuant to this offering circular. You should be aware that if a large number of investors try to access the Worthy Website at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order. You should also be aware that general communications and internet delays or failures unrelated to the Worthy Website, as well as website capacity limits or failures may prevent purchase orders from being received on a timely basis by the Worthy Website. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.

Orders will typically be processed by our payment processor within 4 to 5 business days following the order. You may not withdraw the amount of your purchase order, unless the purchase is withdrawn or cancelled. Once a purchase order is accepted and processed, it is irrevocable. Interest does not accrue until the purchase funds have cleared.

Prior to submitting a purchase order, you will be required to acknowledge receipt of the offering documents for the Worthy Property 2 Bonds that you wish to purchase. In the case of an entity investor, the prospective investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.

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The minimum purchase order that you may submit to purchase Worthy Property 2 Bonds is $10, and subject to consideration there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and
●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Worthy Property 2 Bonds.

In order to purchase Worthy Property 2 Bonds and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Tax and Legal Treatment

Worthy Property 2 Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

IRA

If an investor opens a new IRA account on the Worthy Fintech Platform and makes a minimum investment of $2,500, we will pay all of his or her third-party fees associated with opening the IRA account on the Worthy Fintech Platform through one of our integrated partners.

Auto-Invest Program

Following the user’s initial purchase of Worthy Property 2 Bonds, they can elect to participate in our auto-invest program, or the “Auto-Invest Program,” which allows them to automatically invest in additional Worthy Property 2 Bonds on a recurring basis (e.g., daily, weekly or monthly) subject to an amount and investment parameters that they designate.

If they elect to participate in the Auto-Invest Program, we will automatically place orders for Worthy Property 2 Bonds that match the amount and parameters they designate. Investors may affirmatively elect to participate or cancel their participation in the Auto-Invest Program by selecting “on” or “off” in their Worthy accounts. As part of affirmatively electing to participate in the Auto-Invest Program by selecting “on”, the investor will choose the frequency of such investor’s recurring investments (e.g., daily, weekly or monthly) and the amount of such recurring investment. In addition, the investor will choose which bank account from which the funds would be drawn for purposes of the Auto-Invest Program. Upon affirmatively electing to participate in the Auto-Invest Program, the investor will be asked to agree to the terms and conditions of the Worthy Property Bond 2 Investor Agreement. Prior to each “auto investment,” the investor will be presented with the most recent offering circular and will be asked to reconfirm (i) the terms and conditions of the Worthy Property Bond 2 Investor Agreement which they originally agreed to, such as that the investor continues to be either an accredited investor or in compliance with the 10% of net worth or annual income limitation on investment in this offering, and (ii) that they have reviewed our SEC filings, including the latest offering circular with respect to the investment. If no reconfirmation is received by us from the investor prior to a scheduled “auto-investment,” the “auto-investment” shall not be executed. If a reconfirmation is received by us from the investor prior to a scheduled “auto-investment,” we will send a confirmatory email to the investor denoting the amount invested upon such “auto-investment.”

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Holders of Worthy Property 2 Bonds will have access to current information regarding their Worthy Property 2 Bonds by viewing their account on the Worthy Website or App. Users can review, adjust, cancel, pause, or restart the Auto-Invest Program at any time by making the appropriate selection within their account or by contacting us.

We intend to treat any sales of Worthy Property 2 Bonds made pursuant to the Auto-Invest Program as sales chargeable against the aggregate total of offered securities pursuant to the offering circular and to include such sales when calculating the $75 million cap in offering proceeds raised under any qualified offering statement within a 12 month period in accordance with SEC Rule 251(a).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations that may be relevant to the Program. Your participation in the Program will have certain consequences from a U.S. federal income tax standpoint. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Because the Program is unique, there are limited applicable legal precedents applicable to the income tax consequences of the Program, and we are not able to describe all of the material tax consequences with certainty. The following discussion is for general purposes only, is limited to U.S. federal income tax consequences only, and may not be applicable depending on your particular situation. The discussion addressed only to individuals who are U.S. citizens or residents for U.S. tax purposes, and who hold their Worthy Property Bonds as “capital assets” within meaning of the Code. You are urged to consult your own tax advisor with respect to the income and other tax consequences of the Program, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

If you receive Worthy Property 2 Bonds under the Worthy Property 2 Bond Referral Program upon receipt you will generally realize taxable income equal to the fair market value (calculated using the method described under the heading “Price of Worthy Property 2 Bonds” in this offering circular) of the Worthy Property 2 Bonds. We will report this amount to the IRS using Form 1099-MISC as applicable.

There can be no assurance IRS will agree with the foregoing tax treatment, and it is possible that the federal income tax consequences of the Program could differ from those described above.

Your participation in the Program may also be subject to information reporting and tax withholding.

Your participation in the Program may increase the complexity of your tax filings and may cause you to be ineligible to file Internal Revenue Service Form 1040-EZ, if you would otherwise be eligible to file such form. The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending on your particular situation. You are urged to consult your own tax advisor with respect to the tax consequences of your participation in the Program, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

61

APPOINTMENT OF AUDITOR

We engaged Assurance Dimensions (“Assurance”), as our independent registered public accounting firm. Assurance audited our consolidated financial statements for the fiscal year ended March 31, 2025, which have been included in this offering circular. We have also included the unaudited financial statements for the six months ended September 30, 2025. From the date of inception through the date of this offering circular, there have been no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Assurance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Assurance’s satisfaction, would have caused Assurance to make reference to the matter in their reports. From the date of inception through the date of this offering circular there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

LEGAL MATTERS

The validity of the securities offered by this offering circular will be passed upon for us by Dickinson Wright PLLC, 350 East Las Olas Boulevard, Suite 1750, Fort Lauderdale, Florida 33301.

EXPERTS

Our consolidated balance sheet as of March 31, 2025, and the related consolidated statements of operations, shareholder’s deficit and cash flows included in this offering circular have been audited by Assurance Dimensions, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Regulation A offering statement on Form 1-A with the SEC under the Securities Act with respect to the Worthy Property 2 Bonds to be sold in this offering. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement and exhibits and schedules to the offering statement. For further information with respect to our Company and the Worthy Property 2 Bonds to be sold in this offering, reference is made to the offering statement, including the exhibits and schedules to the offering statement. Statements contained in this offering circular as to the contents of any contract is an exhibit to the offering statement, each statement is qualified in all respects by the exhibit to which the reference relates. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

The offering statement is also available on the Worthy Website at www.worthypropertybonds.com and www.worthybonds.com. After the completion of this Offering, you may access these materials at the foregoing website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on the website is not a part of this offering circular and the inclusion of the website address in this offering circular is an inactive textual reference only.

Reporting Requirements under Tier 2 of Regulation A. Following this Tier 2, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; Post Qualification Amendments when required; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

We will make annual filings on Form 1-K, which will be due by the end of July each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by December 31st each year, which will include unaudited financial statements for the six months ending September 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising; and Post Qualification Amendments as required. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this offering circular by filing a supplement with the SEC. You should read all the available information before investing.

62

WORTHY PROPERTY 2 BONDS, INC. AND SUBSIDIARY

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Worthy Property Bonds 2, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Worthy Property Bonds 2, Inc. and Subsidiary (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit, and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the consolidated results of its operations comprehensive loss and its cash flows for each of the years in the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately $1,148,000 for the year ended March 31, 2025. The Company also had a shareholder’s deficit and an accumulated deficit of approximately $2,406,00 and $2,325,000, respectively, at March 31, 2025. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan regarding these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053 www.assurancedimensions.com

“Assurance Dimensions” is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as “AD LLC”) and AbitOs Advisors, LLC (“AbitOs Advisors”), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.

F-2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of allowance for credit losses for mortgage loans and related accrued interest receivables

As described within Note 3 in the header section entitled “Allowance for Credit Losses” and in Note 6 “Mortgage Loans Held for Investment”, to the consolidated financial statements, the Company’s consolidated mortgage loans held for investment, net of the total related $125,700 allowance for mortgage loan losses, was $12,444,176 at March 31, 2025. Mortgage loans held for investment and related interest receivable balances are evaluated by management for collectability periodically and at year-end using various data inputs. The determination of the valuation of these balances requires management to make significant estimates and assumptions related to the intent and ability of the borrowers to pay the amounts owed to the Company.

We identified the valuation of the allowance of credit losses for the mortgage loans and related interest receivables as a critical audit matter. Auditing management’s judgments regarding the intent and ability of the borrowers to pay the amounts due to the Company involved a high degree of complexity and subjectivity.

The primary procedures we performed to address this critical audit matter included (a) reviewing management’s process for developing an estimate of the allowance for credit losses to be recorded including management’s use of internal risk ratings and credit quality indicators and the information management uses to develop these ratings and indicators, (b) sending audit confirmation letters to a sample of borrowers, (c) reviewing the promissory notes and related legal documents including any collateral related documents for our sample of borrowers, (d) testing compliance with terms of the borrower’s agreements; and (e) reviewing and verifying the historical and subsequent collection history through the date of our procedures for our sample of borrowers and correlating this history to management’s process of developing the allowance for credit losses. Based on our procedures, we were in agreement with the Company’s ending allowance for credit losses as of March 31, 2025.

We have served as the Company’s auditor since 2023.

Coral Springs, Florida

July 28, 2025

ASSURANCE DIMENSIONS, LLC

also d/b/a McNAMARA and ASSOCIATES, LLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053 www.assurancedimensions.com

“Assurance Dimensions” is the brand name under which Assurance Dimensions, LLC including its subsidiary entities McNamara and Associates, LLC (referred together as “AD LLC”) and AbitOs Advisors, LLC (“AbitOs Advisors”), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provides tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.

F-3

WORTHY PROPERTY BONDS 2, INC.

Consolidated Balance Sheets

	March 31, 2025	March 31, 2024
ASSETS

Assets
Cash	$3,623,015	$2,623,031
Mortgages loans held for investment, net of $125,699 and $117,500 reserve at March 31, 2025 and 2024, respectively	12,444,176	11,671,375
Interest receivable net of $2,549 and $1,525 reserve at March 31, 2025 and 2024, respectively	252,354	151,016
Investments	5,374,306	3,573,224

TOTAL ASSETS	$21,693,851	$18,018,646

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Accounts payable	$63,726	$6,894
Bond liabilities	22,468,538	18,638,970
Accrued interest	1,287,888	419,633
Accrued expenses	16,774	13,009
Due to affiliate	182,154	116,742

Total Liabilities	24,019,080	19,195,248

Commitments and Contingencies (Note 10)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	78,120	78,120
Accumulated other comprehensive gain	2,368	2,624
Accumulated deficit	(2,405,717)	(1,257,346)
Total Shareholder’s Deficit	(2,325,229)	(1,176,602)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$21,693,851	$18,018,646

The accompanying notes are an integral part of the consolidated financial statements

F-4

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Operations and Comprehensive Loss

	For the year ended March 31, 2025	For the year ended March 31, 2024

Operating Revenue
Interest on loans receivable	$1,648,116	$453,081

Cost of Revenue
Interest expense on bonds	1,389,639	491,846
Provision for loan losses	45,222	119,026

Total cost of revenue	1,434,861	610,872

Gross profit (loss)	213,255	(157,791)

Operating expenses
General and administrative expenses	462,006	276,260
Compensation and related expenses	998,516	711,024
Sales and marketing	97,622	113,695

Total operating expenses	1,558,144	1,100,979

Other Income (Expense)
Interest and dividends on investments	225,236	53,954
Unrealized gains (losses) on investments, net	(28,718)	-

Total other income (expenses)	196,518	53,954

Net Loss	$(1,148,371)	$(1,204,816)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	(256)	$2,624
Comprehensive loss	$(1,148,627)	$(1,202,192)

Net loss per common share	$(11,483.71)	$(12,048.16)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of the consolidated financial statements

F-5

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statement of Changes in Shareholder’s Deficit

For the year ended March 31, 2025 and the year ended March 31, 2024

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated deficit	Total
Balance at March 31, 2023	100	$-	$32,500		$(52,530)	$(20,030)

Net loss	-	-	-	-	(1,204,816)	(1,204,816)

Capital contributions from parent	-	-	45,620	-	-	45,620

Unrealized gain (loss) on available for sale debt securities	-	-	-	2,624	-	2,624

Balance at March 31, 2024	100	-	78,120	2,624	(1,257,346)	(1,176,602)

Net loss	-	-	-	-	(1,148,371)	(1,148,371)

Unrealized gain (loss) on available for sale debt securities	-	-	-	(256)	-	(256)

Balance at March 31, 2025	100	-	$78,120	$2,368	$(2,405,717)	$(2,325,229)

The accompanying notes are an integral part of the consolidated financial statements

F-6

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Cash Flows

	For the year ended March 31, 2025	For the year ended March 31, 2024

Cash flows from operating activities:
Net loss	$(1,148,371)	$(1,204,816)
Adjustments to reconcile net loss to cash used in operating activities:
Provision (recovery) for loan losses	45,222	-
Unrealized losses (gains) on investments, net	28,718	119,026
Changes in working capital items:
Interest receivable	(102,342)	(152,542)
Accrued interest	868,255	419,633
Accrued expenses	3,765	13,009
Accounts payable	56,832	(23,010)

Cash used in operating activities	(247,921)	(828,700)

Cash flows from investing activities:

Purchase of investments	(5,210,056)	(3,570,600)
Sale of investments	3,380,000	-
Mortgage Loans receivable disbursements	(7,100,000)	(11,788,875)
Mortgage Loans receivable pay downs	$6,282,981	-

Cash used in investing activities	(2,647,075)	(15,359,475)

Cash flows from financing activities:
Capital contribution	-	45,620
Advances from affiliate	65,412	116,742
Proceeds from bond liabilities	13,511,230	23,157,700
Redemption of bond liabilities	(9,681,662)	(4,518,730)

Cash provided by financing activities	3,894,980	18,801,332

Net change in cash	999,984	2,613,157

Cash at beginning of period	2,623,031	9,874

Cash at end of period	$3,623,015	$2,623,031

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	521,384	$72,213
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

F-7

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Property Bonds 2, Inc., a Florida corporation, (the “Company,” “WPB2”, “we,” or “us”) was founded in February of 2023. Also, in February 2023, the Company organized Worthy Lending VI, LLC, a Delaware limited liability company, (“WL VI”) as a wholly owned subsidiary of Worthy Property Bonds 2, Inc. This early-stage company will primarily make real estate loans secured by mortgages. We will offer our Worthy Property 2 Bonds in $10.00 increments directly through the Worthy Bonds website via computer or the Worthy App, to fund our loans.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) “Worthy Financial”, which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $1,148,000 and had cash used in operations of approximately $259,000 for the year ended March 31, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $2,406,000 and shareholder’s deficit of approximately $2,325,000 at March 31, 2025. There is a possibility that bond liability redemption requests may exceed available liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company’s cash was obtained primarily through the sale of our Worthy Bonds and from collections of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending VI, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable and estimates of the valuation allowance on deferred tax assets.

F-8

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents on March 31, 2025, or March 31, 2024.

Concentration of Credit Risk

The Company is subject to potential concentrations of credit risk in its cash accounts. The Company places its cash with high quality financial institutions. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at March 31, 2025, and March 31, 2024. As of March 31, 2025 and March 31, 2024, the aggregate balances were in excess of FDIC insurance limits in the amount of $3,123,015 and $463,093, respectively. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At March 31, 2025 and 2024, the aggregate balances were in excess by $6,087,656 and $3,922,655, respectively of the insurance and therefore, pose some risk since they are not collateralized. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and accounts payable. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$4,037,147	$4,037,147	$-	$-
Certificates Of Deposit	864,116	-	864,116	-
Government Bonds	399,308	399,308	-	-
Asset Backed Securites	73,735	73,735	-	-
Total available for sale securities	5,374,306	4,510,190	864,116	-

Total recurring fair value measurements	$5,374,306	$4,510,190	$864,116	$-

	March 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities: Treasury Bills	$3,073,224	$3,073,224	$-	$-
Government Bonds	$500,000	$500,000
Total available for sale securities	3,573,224	3,573,224	-	-
Total recurring fair value measurements	$3,573,224	$3,573,224	$-	$-

F-9

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, which is located in the state of Florida. These loans typically have a maturity date of 2 years, pay interest at rates between 10.5% and 14.6% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, Financial Instruments – Credit Losses (“ASC 326”), the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Mortgage loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a mortgage loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition, including net collateral to mortgage loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a mortgage loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We will recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We will generate revenue primarily through interest earned on loans outstanding.

F-10

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

Allocation of expenses Incurred by Affiliate on Behalf of the Company

Costs incurred by our affiliate will be allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to it’s financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2022, 2023, 2024 and 2025 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity for the years ended March 31, 2025, and March 31, 2024.

F-11

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ending March 31, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a summary of the investments as of March 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	4,035,987	1,160	4,037,147	75%
Certificates Of Deposit	863,920	196	864,116	16%
Government Bonds	398,923	385	399,308	8%
Treasury Bills	73,108	627	73,735	1%
Total Investments	5,371,938	2,368	5,374,306	100%

The following is a summary of the investments as of March 31, 2024:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	$3,070,585	$2,639	$3,073,224	86%
Government Bonds	500,015	(15)	500,000	14%
Total Investments	$3,570,600	$2,624	$3,573,224	100%

F-12

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

NOTE 6. MORTGAGE LOANS HELD FOR INVESTMENT

Mortgage Loans Held for Investment

Commencing in July of 2023, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and mature between July of 2025 and March of 2027. These loans pay interest at rates between 10.5% and 14.6%, annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$12,569,875

Allowance for credit losses	$(125,699)

Total Loans, net	$12,444,176

A summary of the Company’s loan portfolio as of March 31, 2024, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2024

Loans	$11,788,875

Allowance for loan losses	$(117,500)

Total Loans, net	$11,671,375

A summary of the Company’s loan loss allowance as of March 31, 2025, are as follows:

	Balance at March 31, 2024	Write-off	Provision for loan loss	Balance at March 31, 2025

Mortgage Receivable Allowance	$117,500	$(35,999)	$44,198	$125,699

Interest Receivable Allowance	$1,525	$-	$1,024	$2,549

Total	$119,025	$(35,999)	$45,222	$128,248

These loans were funded by our bond sales.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,569,875.

As of March 31, 2024, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2024, the recorded investment in financing receivables used to individually evaluate for impairment was $11,788,875.

We had no loans past due or on non-accrual status on March 31, 2025 and March 31, 2024, which were past due by more than 90 days. The accrued interest receivable balances were $254,903 and $152,542 at March 31, 2025 and 2024, respectively.

As of March 31, 2025, future annual maturities of mortgage loans held for investment consists of the following:

Period Ended March 31,	Amount
2026	$10,569,875
2027	$2,000,000
$12,569,875

As of March 31, 2025, there were 8 mortgage loans with a gross balance of $12,569,875 which are required to pay only interest until maturity when the principal is due.

As of March 31, 2024, there were 12 mortgage loans with a gross balance of $11,788,875 which are required to pay only interest until maturity when the principal is due.

F-13

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

NOTE 7. DUE TO AFFILIATE

In June of 2023, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company, Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer, Worthy Peer II, Worthy Community Bonds, and Worthy Property Bonds, including its subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2026, and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

Included in due to affiliate is the balance due to Worthy Management of $182,154 and $116,742 at March 31, 2025 and March 31, 2024, respectively.

NOTE 8. BOND LIABILITIES

In October of 2022 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000 of $10.00, 5% Bonds, 7% interest effective November 2023 through January 2026.

During the year ended March 31, 2025, and March 31, 2024, the Company sold and redeemed Worthy Property Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 7% effective November 13, 2023, through January 2026, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $1,287,888 and $419,633 of accrued interest related to these outstanding bonds at March 31, 2025, and March 31, 2024, respectively. The Bond liabilities balance at March 31, 2025, and March 31, 2024, were $22,468,538 and $18,638,970, respectively. During the year ended March 31, 2025, and year ended March 31, 2024, bonds were redeemed, as noted in the table below. The interest expense on bond liabilities during the year ended March 31, 2025, and year ended March 31, 2024, were $1,389,639 and $491,846. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

A summary of the Company’s bond liabilities activity for the year ended March 31, 2025, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2024	$18,638,970

Bond issuances	$13,511,230
Bond redemptions	$(9,681,662)
Outstanding at March 31, 2025	$22,468,538
Interest expense on bonds	$1,389,639

A summary of the Company’s bond liabilities activity for the year ended March 31, 2024, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2023	$-

Bond issuances	$23,157,700
Bond redemptions	$(4,518,730)
Outstanding at March 31, 2024	$18,638,970
Interest expense on bonds	$491,846

F-14

WORTHY PROPERTY BONDS 2, INC.

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

NOTE 9. INCOME TAXES

For the period ended March 31, 2025, the income tax provision for current taxes were $0.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of temporary differences that result in deferred tax assets and liabilities are the results of net operating loss carryforwards.

The components of the net deferred tax assets are as follows:

	Period ended March 31, 2025	Period ended March 31, 2024
Net Operating Loss	$531,000	$280,000
Loan Loss Reserve	$31,000	29,000
Less: Valuation allowance	(562,000)	(309,000)
Net deferred tax asset	$-	$-

The net deferred tax assets have been fully offset by a valuation allowance at March 31, 2025 and 2024. The increase in the valuation allowance was $253,000.

The table below summarizes the reconciliation of our income tax provision computed at the federal statutory rate of 21% for the years ended March 31, 2025 and 2024 and the actual tax provisions for the year ended March 31, 2025 and the period ended March 31, 2024.

	March 31, 2025	March 31, 2024

Expected provision (benefit) at statutory rate	(21.0)%	(21.0)%
State taxes	(3.6)%	(3.6)%
Increase in valuation allowance	24.6%	24.6%
Total provision (benefit) for income taxes	0.0%	0.0%

At March 31, 2025, and 2024, the Company had Federal net operating loss carry forwards of approximately $2,158,000 and $1,138,000, respectively. The net operating loss carry forward at March 31, 2025, can be carried forward indefinitely subject to annual usage limitations.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 11. EQUITY

The Company has authorized 100 shares of common stock. In February of 2023, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. In February of 2023, WFI contributed $27,500 as additional paid-in capital. During the year ended March 31, 2025 and March 31, 2024, WFI contributed $0 and $45,620 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 12. RELATED PARTIES

The Company has received capital contributions from its parent company, see Note 11. The Company has entered into a management services agreement with Worthy Management, an affiliate, see note 7.

In February of 2023, the Company entered into a license fee agreement with WFI to pay a license fee to WFI for the use of the Worthy Fintech Platform in the amount of $5.00 per registered user per year.

For the years ended March 31, 2025, and 2024, the Company paid WFI approximately $61,000 and $35,000, respectively, which is included in general and administrative expenses in the statement of operations, pursuant to this agreement.

NOTE 13. CONCENTRATIONS

The mortgage loans held for investment gross balance at March 31, 2025 of $12,569,875 is due from 8 borrowers, of this gross balance 1 borrower’s balance due is approximately 28% of the total balance due, and 3 borrower’s balance is approximately 16% of the total balance due. The mortgage loans held for investment gross balance at March 31, 2024 of $11,788,875 is due from 12 borrowers, of this gross balance 1 borrower’s balance due is approximately 17% of the total balance due.

NOTE 14. SUBSEQUENT EVENTS

Worthy Property Bonds 2, Inc. had approximately $7,757,000 in bond sales subsequent to March 31, 2025, while bond redemptions were approximately $4,409,000 during the same period. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-15

WORTHY PROPERTY BONDS 2, INC.

Consolidated Balance Sheets

	September 30, 2025	March 31, 2025
	(Unaudited)
ASSETS

Assets
Cash	$3,728,264	$3,623,015
Mortgages loans held for investment, net of $138,699 and $125,699 reserve at September 30, 2025 and March 31, 2025, respectively	13,731,176	12,444,176
Interest receivable net of $3,052 and $2,549 reserve at September 30, 2025 and March 31, 2025, respectively	302,158	252,354
Investments	7,840,036	5,374,306

TOTAL ASSETS	$25,601,634	$21,693,851

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$26,816,233	$22,468,538
Accrued interest	1,779,566	1,287,888
Due to affiliate	268,297	182,154
Accounts payable	-	63,726
Accrued expenses	19,529	16,774

Total Liabilities	28,883,625	24,019,080

Commitments and contingencies (Note 9)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	78,120	78,120
Accumulated other comprehensive gain	22,924	2,368
Accumulated deficit	(3,383,035)	(2,405,717)
Total Shareholder’s Deficit	(3,281,991)	(2,325,229)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$25,601,634	$21,693,851

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-16

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six months ended September 30, 2025	Six months ended September 30, 2024

Operating Revenue
Interest on loans receivable	$911,005	$874,552

Total operating revenue	911,005	874,552

Cost of Revenue
Interest expense on bonds	913,993	721,602
Provision for loan losses	13,503	27,395

Total cost of revenue	927,496	748,997

Gross margin	(16,491)	125,555

Operating expenses
General and administrative expenses	229,008	239,737
Compensation and related expenses	836,594	474,242
Sales and marketing	43,820	55,893

Total operating expenses	1,109,422	769,872

Other Income (Expense)
Unrealized gains (losses) on investments, net	(81,698)	577
Interest and dividends on investments	230,293	93,149

Total other income (expenses)	148,595	93,726

Net loss	$(977,318)	$(550,591)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	20,556	$(186)
Comprehensive loss	$(956,762)	$(550,777)

Net loss per common share	$(9,773.18)	$(5,505.91)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-17

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statement of Changes in Shareholder’s Deficit

For the Year Ended March 31, 2025 and Six Months Ended September 30, 2025

(Unaudited)

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance at March 31, 2024	100	-	78,120	2,624	(1,257,346)	(1,176,602)

Net loss	-	-	-	-	(1,148,371)	(1,148,371)

Unrealized loss on available for sale debt securities	-	-	-	(256)	-	(256)

Balance at March 31, 2025	100	-	$78,120	$2,368	$(2,405,717)	$(2,325,229)

Unrealized gain on available for sale debt securities	-	-	-	20,556	-	20,556

Net loss	-	-	-	-	(977,318)	(977,318)

Balance at September 30, 2025	100	-	$78,120	$22,924	$(3,383,035)	$(3,281,991)

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-18

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended September 30, 2025	Six months ended September 30, 2024

Cash flows from operating activities:
Net loss	$(977,318)	$(550,591)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for loan losses	13,503	27,395
Unrealized losses (gains) on investments, net	81,698	(186)
Changes in working capital items:
Interest receivable	(50,307)	(119,597)
Accrued interest	491,678	516,820
Accrued expenses	2,755	1,924
Accounts payable	(63,726)	14,565

Cash used in operating activities	(501,717)	(109,670)

Cash flows from investing activities:

Mortgage loans receivable disbursements	(1,279,444)	(2,581,000)
(Sale) purchase of investments	(2,547,428)	767,633

Cash used in investing activities	(3,826,872)	(1,813,367)

Cash flows from financing activities:
Advances from affiliate	86,143	17,091
Proceeds from bonds	11,054,512	6,590,440
Redemption of bonds	(6,706,817)	(5,807,080)

Cash provided by financing activities	4,433,838	800,451

Net change in cash	105,249	(1,122,586)

Cash at beginning of period	3,623,015	2,623,031

Cash at end of period	$3,728,264	$1,500,445

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$422,315	$204,783
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-19

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Property Bonds 2, Inc., a Florida corporation, (the “Company,” “WPB2”, “we,” or “us”) was founded in February of 2023. Also, in February 2023, the Company organized Worthy Lending VI, LLC, a Delaware limited liability company, (“WL VI”) as a wholly owned subsidiary of Worthy Property Bonds 2, Inc. This early-stage company primarily made real estate loans secured by mortgages. We offer our Worthy Property 2 Bonds in $10.00 increments directly through the Worthy Bonds website via computer or the Worthy App, to fund our loans.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) “Worthy Financial”, which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $977,000 and had cash used in operations of approximately $502,000 for the six months ended September 30, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $3,383,000 at September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company had begun to incur operating expenses. The Company filed a Form 1-A Regulation A Offering Statement on April 1, 2023, that allowed the Company to raise funds, which was qualified on June 21, 2023. WPB 2 sold approximately $48 million aggregate principal amount of bonds as of September 30, 2025. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

In response to the losses incurred, the Company constantly evaluates and monitors its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3,728,000 at September 30, 2025. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending VI, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable and estimates of the valuation allowance on deferred tax assets.

F-20

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents on September 30, 2025, or March 31, 2025.

Concentration of Credit Risk

The Company is subject to potential concentrations of credit risk in its cash accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at September 30, 2025 and March 31, 2025. The Company places its cash with high quality financial institutions. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At September 30, 2025 and March 31, 2025, the aggregate balances were in excess of the SIPC insurance in the amount of $9,449,714 and $6,087,656, respectively. The Company places its cash with high quality financial institutions. As of September 30, 2025 and March 31, 2025, the Company is in excess of FDIC insurance limits in the amount of $1,284,442 and $3,123,015, respectively. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued expenses. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$3,562,091	$3,562,091	$-	$-
Government Bonds	3,444,175	3,444,175	-	-
Certificates Of Deposit	625,101	-	625,101	-
Corporate Bonds	150,258	150,258	-	-
Asset Backed Securities	44,411	44,411	-	-
Mutual Funds	14,000	14,000	-	-
Total available for sale securities	7,840,036	7,214,935	625,101	-

Total recurring fair value measurements	$7,840,036	$7,214,935	$625,101	$-

F-21

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

	March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$4,037,147	$4,037,147	$-	$-
Certificates Of Deposit	864,116	-	864,116	-
Government Bonds	399,308	399,308	-	-
Asset Backed Securities	73,735	73,735	-	-
Total available for sale securities	5,374,306	4,510,190	864,116	-

Total recurring fair value measurements	$5,374,306	$4,510,190	$864,116	$-

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, which is located in the state of Florida. These loans typically have a maturity date of 2 years, pay interest at rates between 10.5% and 14.6% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, Financial Instruments – Credit Losses (“ASC 326”), the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Mortgage loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a mortgage loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition, including net collateral to mortgage loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a mortgage loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned on loans outstanding.

F-22

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Allocation of expenses Incurred by Affiliate on Behalf of the Company

Costs incurred by our affiliate will be allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to it’s financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2023, 2024 and 2025 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2025, and March 31, 2025.

F-23

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a breakdown of the investments as of September 30, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	3,556,695	5,396	3,562,091	45%
Government Bonds	3,432,709	11,466	3,444,175	44%
Certificates Of Deposit	625,040	61	625,101	8%
Corporate Bonds	150,289	(31)	150,258	2%
Asset Backed Securities	43,963	448	44,411	1%
Mutual Funds	14,000	-	14,000	0%
Total Investments	$7,822,695	$17,340	$7,840,036	100%

The following is a summary of the investments as of March 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	4,035,987	1,160	4,037,147	75%
Certificates Of Deposit	863,920	196	864,116	16%
Government Bonds	398,923	385	399,308	8%
Treasury Bills	73,108	627	73,735	1%
Total Investments	5,371,938	2,368	5,374,306	100%

NOTE 6. MORTGAGE LOANS HELD FOR INVESTMENT

Mortgage Loans Held for Investment

Commencing in July of 2023, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and mature between November of 2025 and June of 2027. These loans pay interest at rates between 10.5% and 14.6%, annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$13,869,875

Allowance for loan losses	$(138,699)

Total Loans, net	$13,731,176

F-24

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$13,869,875

Allowance for loan losses	$(138,699)

Total Loans, net	$13,731,176

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$12,569,875

Allowance for loan losses	$(125,699)

Total Loans, net	$12,444,176

A summary of the Company’s loan loss allowance as of September 30, 2025, are as follows:

	Balance at March 31, 2025	Write-off	Provision for loan loss	Balance at September 30, 2025

Mortgage Receivable Allowance	$125,699	$-	$13,000	$138,699

Interest Receivable Allowance	$2,549	$-	$503	$3,052

Total	$128,248	$-	$13,503	$141,751

As of September 30, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $13,869,875.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,569,875.

We had no loans past due or on non-accrual status on September 30, 2025 and March 31, 2025, which was past due by more than 90 days.

As of September 30, 2025, future annual maturities of mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2026	$6,469,875
2027	$4,000,000
Thereafter	$3,400,000
$13,869,875

F-25

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

As of September 30, 2025, there were 8 mortgage loans with a gross balance of $13,869,875 which are required to pay only interest until maturity when the principal is due.

As of March 31, 2025, there were 8 mortgage loans with a gross balance of $12,569,875 which are required to pay only interest until maturity when the principal is due.

NOTE 7. DUE TO AFFILIATE

In June of 2023, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company, Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer, Worthy Peer II, Worthy Community Bonds, and Worthy Property Bonds, including its subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2026, and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

Included in due to affiliate is the balance due to Worthy Management of $268,297 and $182,154 at September 30, 2025 and March 31, 2025, respectively.

NOTE 8. BOND LIABILITIES

In October of 2022 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000 of $10.00, 5% Bonds, 5.5% interest (7% interest effective November 2023 through November 2024).

During the six months ended September 30, 2025 and year ended March 31, 2025, the Company sold and redeemed Worthy Property Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 7% effective November 13, 2023 through November 13, 2024, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $1,779,566 and $1,287,888 of accrued interest related to these outstanding bonds at September 30, 2025 and March 31, 2025, respectively. The Bond liabilities balance at September 30, 2025 and March 31, 2025 were $26,816,233 and $22,468,538, respectively. During the six months ended September 30, 2025, and year ended March 31, 2025, bonds were sold and redeemed, as noted in the table below.

A summary of the Company’s bond liabilities activity for the six months ended September 30, 2025, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2025	$22,468,538

Bond issuances	$11,054,512
Bond redemptions	$(6,706,817)
Outstanding at September 30, 2025	$26,816,233
Interest expense on bonds	$913,993

A summary of the Company’s bond liabilities activity for the year ended March 31, 2025, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2024	$18,638,970

Bond issuances	$13,511,230
Bond redemptions	$(9,681,662)
Outstanding at March 31, 2025	$22,468,538
Interest expense on bonds	$1,389,639

F-26

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock. In February of 2023, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. In February of 2023, WFI contributed $27,500 as additional paid-in capital. During the year ended March 31, 2024, WFI contributed $45,620 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see Note 10. The Company has entered into a management services agreement with Worthy Management, an affiliate, see Note 7.

NOTE 12. CONCENTRATIONS

The mortgage loans held for investment gross balance at September 30, 2025 of $13,869,875 is due from 8 borrowers, of this gross balance 1 borrower’s balance due is approximately 25% of the total balance due.

The mortgage loans held for investment gross balance at March 31, 2025 of $12,569,875 is due from 8 borrowers, of this gross balance 1 borrower’s balance due is approximately 28% of the total balance due, and 3 borrower’s balance is approximately 16% of the total balance due.

NOTE 13. SUBSEQUENT EVENTS

Worthy Property Bonds 2, Inc. had approximately $3,110,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $2,848,000 during the same period. These bond sales have been recorded as an increase in cash and an increase in bond liabilities and the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-27